Exhibit 99.1

Ermenegildo Zegna N.V.

Semi-Annual Report
At June 30, 2026 and for the six months ended June 30, 2026 and 2025
____________________________________________________________________________________________________

BOARD OF DIRECTORS
Executive Chairman
Ermenegildo Zegna di Monte Rubello
Group Chief Executive Officer
Gianluca A. Tagliabue

Directors
Andrea C. Bonomi
Angelica Cheung
Domenico De Sole
Sergio P. Ermotti
Nagi A. Hamiyeh
Ronald B. Johnson
Valerie A. Mars
Michele Norsa
Henry Peter
Anna Zegna di Monte Rubello
Paolo Zegna di Monte Rubello

CERTAIN DEFINED TERMS
In this report (the “Semi-Annual Report”), the term “Company” refer to the Registrant, Ermenegildo Zegna N.V., a Dutch public limited liability company (naamloze vennootschap), and the terms “Ermenegildo Zegna Group” and the “Group” refer to the Company together with its consolidated subsidiaries. Unless otherwise specified, the terms “we” “our” and “us” refer to the Group or the Company, as the context may require.
INTRODUCTION
The Semi-Annual Condensed Consolidated Financial Statements at June 30, 2026 and for the six months ended June 30, 2026 and 2025 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in accordance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union. There is no effect on these financial statements arising from differences between IFRS Accounting Standards® as issued by the IASB and those adopted by the European Union. The accounting policies applied are consistent with those used for the preparation of the 2025 Annual Consolidated Financial Statements, except as described in Note 3 — Summary of significant accounting policies to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere within this Semi-Annual Report.
The Group’s financial information is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “US$” refer to the currency of the United States of America (the “United States”).
Certain totals in the tables included in this document may not add due to rounding.
The Semi-Annual Condensed Consolidated Financial Statements included within this Semi-Annual Report are unaudited.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Semi-Annual Report contains forward-looking statements. Forward-looking statements provide the current expectations or forecasts of future events of the Company. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “aspire,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this Semi-Annual Report include, but are not limited to, statements regarding the Group’s operations, cash flows, financial position and dividend policy.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:
•the ability of the Group to safeguard the recognition, integrity and reputation of its brands, to anticipate trends and to identify and respond to new and changing customer preferences;
•disruptions arising from political, social and economic instability, geopolitical tensions, acts of terrorism, civil unrest or armed conflicts, including the ongoing conflicts in Ukraine and the Middle East, and the imposition of sanctions;
•the impact of trading policies and restrictions and the imposition of tariffs;
•the ability of the Group to successfully implement its strategy;
•the ability of the Group to achieve the expected benefits of businesses we have acquired or may acquire;
•risks related to the operation of the Group’s directly operated stores (“DOSs”), including as a result of difficulties in renewing the existing lease agreements, an increase in rental charges, impairment charges or a decline in sales;
•risks related to the sale of products through the Group’s direct-to-consumer distribution channel;
•risks related to our wholesale distribution channel, including in relation to points of sale operated by third parties, the risk of insolvency of our wholesale customers, the development of parallel markets, and our dependence on local partners to sell our products in certain markets;
•the ability of the Group to accurately forecast consumer demand;
•fluctuations in the price or quality of, or disruptions in the availability of, raw materials used by the Group for its products or of commodities such as energy, which could cause the Group to incur increased costs, disrupt its manufacturing processes or prevent or delay the Group from meeting its customers’ demand;
•the ability of the Group to negotiate, maintain or renew license or co-branding agreements with high-end third party brands;
•disruptions to the Group’s manufacturing and logistics facilities, as well as its DOSs;
•the impact of any current or future disputes, proceedings or litigation on the Group’s operations;
•shifts in travel patterns or declines in travel volumes;
•the ability to attract and retain key senior and skilled personnel and preserve craftsmanship skills;
•the impact of pandemics or other public health crises on the Group’s business;

•the Group’s ability to protect its intellectual property rights;
•disruptions or breaches in the Group’s information technology systems compromising the Group’s business operations or the personal information of the Group’s customers, including as a result of cybercrimes, or the theft or unauthorized use of personal information of the Group’s customers, employees or other parties;
•the fact that the market price of the Company’s securities may be volatile due to a variety of factors;
•the ability to develop and maintain effective internal controls;
•if we fail to maintain an effective system of internal controls, this could result in a material misstatement in the Company’s consolidated financial statements and may subject us to adverse regulatory consequences and affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets and other forms of financing in the future may be impaired;
•changes in local economic, business, regulatory, social and political conditions, as well as changes in general economic conditions (such as inflation) or demand for luxury goods;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•the high levels of competition in the luxury goods market;
•compliance with laws, including laws and regulations related to intellectual property, competition, product safety, packaging and labeling, import and processing of certain raw materials and finished goods, data protection and privacy, limits on cash payments, sanctions, workers’ health and safety, human rights, and the environment, and actions taken by regulatory authorities;
•risks related to climate change and other environmental impacts, as well as an increased focus by regulators and stakeholders on environmental, social and governance matters;
•the enactment of tax reforms and other changes in tax laws and regulations, and
•other factors discussed elsewhere in this document.
Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described above. Accordingly, you should not rely on such forward-looking statements, which speak only at the date of this Semi-Annual Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Semi-Annual Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks the Company describes in the reports it will file from time to time with the SEC.
Although the Company believes the expectations reflected in the forward-looking statements were reasonable at the time made, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company, nor any other person assumes responsibility for the accuracy or completeness of such forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this document and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique supply chain, the Filiera, made up of some of the finest Italian textile producers, fully integrated with the Group’s unique luxury manufacturing capabilities.
Legacy, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION. Through them, the Group’s reach expands to touch different communities, from the absolute iconic luxury, with its eponymous brand ZEGNA, to modern tailoring, with Thom Browne, to seductive luxury, with TOM FORD FASHION. Through its brands, the Group designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories, luxury womenswear (under the Thom Browne and TOM FORD FASHION brands) and children’s clothing (under the Thom Browne brand). The three brands also have selected third-party license agreements for specific product categories. Thanks to its Filiera, the Group covers the entire value chain from the production of the finest raw materials — under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino, as well as the minority-owned Filati Biagioli Modesto and Luigi Fedeli & Figlio — to the finished products realized in its luxury manufacturing facilities.
The Group operates in three segments: (i) the Zegna segment (comprising three product lines: ZEGNA brand, Textile and Other, which mainly relates to supply agreements with third-party fashion brands, as well as with Thom Browne and TOM FORD FASHION), (ii) the Thom Browne segment, and (iii) the Tom Ford Fashion segment.
The Group primarily operates through its direct-to-consumer (“DTC”) distribution channel, which includes a well-established worldwide network of 474 directly operated stores (DOSs) at June 30, 2026, comprised of 279 ZEGNA, 128 Thom Browne and 67 TOM FORD FASHION stores (471 DOSs at December 31, 2025, of which 282 ZEGNA, 123 Thom Browne and 66 TOM FORD FASHION). The Group’s DTC network includes boutiques, department store concessions and outlets, while the overall DTC channel also includes directly managed online stores. In addition to the DTC channel, the Group distributes its products worldwide through the wholesale channel, which includes monobrand stores and multibrand points of sale managed by third parties, such as department stores, specialty stores and online e-tailers. Taking into account both the DTC and the wholesale distribution channels, the Group is present in over 80 countries worldwide.
The Group’s revenues, profit, Adjusted EBIT and Adjusted Profit for the six months ended June 30, 2026, and 2025 are presented below. For additional information relating to Adjusted EBIT and Adjusted Profit, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures.”

	For the six months ended June 30,
(€ thousands)	2026	2025
Revenues	987,290	927,690
Operating profit	68,539	61,346
Profit	28,433	47,902

Adjusted EBIT	74,455	68,670
Adjusted Profit	33,352	54,397

The strengthening of the Group’s DTC distribution channel is and will remain a key pillar of our growth strategy across all of our brands. Each brand’s DOS network plays a central role in successfully executing clienteling strategies and delivering a distinctive and personalized client experience.

The following table presents the Group’s DOS network by segment and geography.

	At June 30, 2026				At December 31, 2025				At June 30, 2025
# stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA	78	12	12	102	79	10	12	101	81	9	12	102
Americas	78	36	16	130	76	35	14	125	75	32	13	120
Greater China Region	72	37	11	120	74	36	12	122	77	39	13	129
Rest of APAC	51	43	28	122	53	42	28	123	53	40	28	121
Total Direct to Consumer (DTC)	279	128	67	474	282	123	66	471	286	120	66	472

Seasonality
The luxury apparel market in which the Group operates is subject to seasonal fluctuations in sales.
In the DTC channel, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season, as well as in January and February, in correspondence with the Chinese New Year celebrations. However, several other events may also affect retail sales, including adverse weather conditions or other macroeconomic and external events.
In the wholesale branded channel, sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, although certain costs may increase in November and December due to higher sales-related expenses, including sales commissions and variable lease costs. In addition, marketing activities, such as events hosted or attended by the Group, may not occur evenly throughout the year or between reporting periods.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

Results of Operations
Six months ended June 30, 2026 compared with the six months ended June 30, 2025
The following is a discussion of the Group’s results of operations for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025.
The Group’s reported revenues and profitability were adversely affected by foreign currency exchange rate movements during the six months ended June 30, 2026. In particular, the appreciation of the Euro against several currencies in which the Group operates had a negative translation impact on revenues and operating profit.

	For the six months ended June 30,
(€ thousands, except percentages)	2026	Percentage of revenues	2025	Percentage of revenues
Revenues	987,290	100.0%	927,690	100.0%
Cost of sales	(319,475)	(32.4%)	(301,658)	(32.5%)
Gross profit	667,815	67.6%	626,032	67.5%
Selling, general and administrative expenses	(531,071)	(53.8%)	(501,804)	(54.1%)
Marketing expenses	(68,205)	(6.9%)	(62,882)	(6.8%)
Operating profit	68,539	6.9%	61,346	6.6%
Financial income	9,373	0.9%	21,207	2.3%
Financial expenses	(28,989)	(2.9%)	(25,408)	(2.7%)
Foreign exchange (losses)/gains	(3,082)	(0.3%)	10,214	1.1%
Result from investments accounted for using the equity method	644	0.1%	659	0.1%
Profit before taxes	46,485	4.7%	68,018	7.4%
Income taxes	(18,052)	(1.8%)	(20,116)	(2.2%)
Profit	28,433	2.9%	47,902	5.2%

Revenues
The Group generates revenues from the sale of its products and services, as well as from royalties received from licensees and other third parties. Revenues are recognized net of returns and discounts.
In addition to presenting our revenues on a current currency basis, the following analysis of revenues includes the change in revenues on an organic basis, which we refer to as “Organic”. The change in revenues on an organic basis is a non-IFRS measure. For additional information relating to this measure and for the reconciliations of revenue growth to Organic, see “—Non-IFRS Financial Measures”.
Revenues for the six months ended June 30, 2026 amounted to €987,290 thousand, an increase of €59,600 thousand or +6.4% (+9.3% Organic), compared to €927,690 thousand for the six months ended June 30, 2025, driven by a sequential acceleration in the second quarter across all brands. The increase in revenues primarily reflects (i) the positive performance of the ZEGNA segment primarily driven by the ZEGNA brand DTC channel, and (ii) the Tom Ford Fashion segment, also driven by the DTC channel, partially offset by (iii) a decrease in the Thom Browne segment driven by the wholesale channel that was only partially offset by the DTC channel. All three segments were negatively impacted by foreign currency exchange rates during the period, primarily due to the appreciation of the Euro against several currencies in which the Group operates, particularly the U.S. Dollar, the Japanese Yen, the South Korean Won and the United Arab Emirates Dirham.
The following discussion presents an analysis of revenues by (i) brand and product line, (ii) distribution channel and (iii) geographic area. For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.

Revenues by brand and product line
The following table presents a breakdown of revenues by brand and product line for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%	Organic
ZEGNA brand	634,573	570,409	64,164	11.2%	13.9%
Thom Browne	123,106	129,154	(6,048)	(4.7%)	(0.1%)
TOM FORD FASHION	156,817	152,715	4,102	2.7%	6.4%
Textile	67,012	67,061	(49)	(0.1%)	(0.3%)
Other (1)	5,782	8,351	(2,569)	(30.8%)	(30.3%)
Total revenues	987,290	927,690	59,600	6.4%	9.3%
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.
By brand and product line, the increase in revenues was mainly attributable to:
(i)an increase in the ZEGNA brand of €64,164 thousand or +11.2% (+13.9% Organic), primarily driven by an increase of €68,755 thousand in the DTC channel, reflecting the positive performance of existing stores across all regions and in particular, the Americas and EMEA, including the positive performance in the Middle East despite the ongoing conflict in the region, as well as the continued demand for the brand’s collections and our Su Misura (Made-to-Measure) offerings. The brand also benefited from marketing initiatives during the period, including VILLA ZEGNA and ZEGNA Suite. ZEGNA brand wholesale revenues decreased by €4,591 thousand, consistent with the decision to limit the distribution of iconic products in order to preserve their exclusivity;
(ii)an increase in TOM FORD FASHION of €4,102 thousand or +2.7% (+6.4% Organic), driven by (a) an increase of €5,932 thousand in the DTC channel, reflecting the positive performance of existing stores across all regions and in particular in the United States, Japan and South Korea, as well as the positive reception of the Spring/Summer 2026 collection, partially offset by (b) a decrease of €1,830 thousand in wholesale revenues, primarily reflecting the strategy to strengthen direct control over distribution, as well as fewer deliveries to the Middle East due to the impact of the ongoing conflict in the region;
partially offset by:
(iii)a decrease in Thom Browne of €6,048 thousand or -4.7% (-0.1% Organic), driven by the decrease of €16,106 thousand in the wholesale channel, primarily reflecting management’s strategic decision, since 2024, to prioritize the DTC channel while streamlining the wholesale business. This contraction was partially offset by an increase of €10,058 thousand in the DTC channel, driven by both the continued expansion of the DTC store network with 8 net store openings (128 DTC stores at June 30, 2026 compared to 120 DTC stores at June 30, 2025, including the conversion of a store in Hong Kong from wholesale to DTC during the period) and the positive performance of existing stores, as well as the launch in March 2026 of a new footwear collaboration with ASICS, a leading Japanese sportswear brand, and
(iv)a decrease in Other revenues (which mainly include revenues from third-party brands) of €2,569 thousand or -30.8% (-30.3% Organic), reflecting lower deliveries of third-party brand products during the period.

Revenues by distribution channel
The following table presents a breakdown of revenues by distribution channel for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	573,256	504,501	68,755	13.6%	16.3%
Thom Browne	102,697	92,639	10,058	10.9%	18.0%
TOM FORD FASHION	106,827	100,895	5,932	5.9%	11.3%
Total Direct to Consumer (DTC)	782,780	698,035	84,745	12.1%	15.8%
As a percentage of branded products (1)	86%	82%
Wholesale branded
ZEGNA brand	61,317	65,908	(4,591)	(7.0%)	(4.5%)
Thom Browne	20,409	36,515	(16,106)	(44.1%)	(43.6%)
TOM FORD FASHION	49,990	51,820	(1,830)	(3.5%)	(2.8%)
Total Wholesale branded	131,716	154,243	(22,527)	(14.6%)	(13.3%)
As a percentage of branded products (1)	14%	18%
Textile	67,012	67,061	(49)	(0.1%)	(0.3%)
Other (2)	5,782	8,351	(2,569)	(30.8%)	(30.3%)
Total revenues	987,290	927,690	59,600	6.4%	9.3%
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

By distribution channel, the increase in branded revenues was mainly attributable to:
(i)an increase in the DTC channel of €84,745 thousand or +12.1% (+15.8% Organic), as a result of:
(a)an increase in the ZEGNA brand DTC channel of €68,755 thousand or +13.6% (+16.3% Organic), reflecting the positive performance of existing stores across all regions and in particular, the Americas and EMEA, including the positive performance in the Middle East despite the ongoing conflict in the region, as well as the continued demand for the brand’s collections and our Su Misura (Made-to-Measure) offerings. The brand also benefited from marketing initiatives during the period, including VILLA ZEGNA and ZEGNA Suite. At June 30, 2026 the ZEGNA brand DTC network comprised 279 stores, compared to 286 stores at June 30, 2025, with 7 net store closures, primarily in the Greater China Region, EMEA and Rest of APAC;
(b)an increase in the Thom Browne DTC channel of €10,058 thousand or +10.9% (+18.0% Organic), driven by both the continued expansion of the DTC store network, which reached 128 DTC stores at June 30, 2026 compared to 120 DTC stores at June 30, 2025, with 8 net store openings, including the conversion of a store in Hong Kong from wholesale to DTC during the period) and the positive performance of existing stores, as well as the launch in March 2026 of a new footwear collaboration with ASICS, a leading Japanese sportswear brand, and
(c)an increase in TOM FORD FASHION DTC channel of €5,932 thousand or +5.9% (+11.3% Organic), reflecting the positive performance of existing stores across all regions and in particular in the United States, Japan and South Korea, as well as the positive reception of the Spring/Summer 2026 collection. At June 30, 2026 the TOM FORD FASHION DTC network comprised 67 stores, compared to 66 DTC stores at June 30, 2025;
partially offset by:

(ii)a decrease in the wholesale branded channel of €22,527 thousand or -14.6% (-13.3% Organic), as a result of:
(a)a decrease in Thom Browne wholesale revenues of €16,106 thousand or -44.1% (-43.6% Organic), primarily reflecting management’s strategic decision to prioritize the DTC channel while streamlining the wholesale business and the conversion of a store in Hong Kong from wholesale to DTC during the period;
(b)a decrease in ZEGNA brand wholesale revenues of €4,591 thousand or -7.0% (-4.5% Organic), primarily reflecting the decision to limit the distribution of iconic products in order to preserve their exclusivity, and
(c)a decrease in TOM FORD FASHION wholesale revenues of €1,830 thousand or -3.5% (-2.8% Organic), primarily reflecting the strategic decision to strengthen direct control over distribution, as well as fewer deliveries to the Middle East due to the impact of the ongoing conflict in the region.
Revenues by geographic area
The following table presents a breakdown of revenues by geographic area for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%	Organic
EMEA (1)	329,978	328,908	1,070	0.3%	1.5%
Americas (2)	302,348	262,714	39,634	15.1%	19.8%
Greater China Region	236,106	223,101	13,005	5.8%	6.8%
Rest of APAC (3)	117,550	111,508	6,042	5.4%	13.6%
Other (4)	1,308	1,459	(151)	(10.3%)	(9.0%)
Total revenues	987,290	927,690	59,600	6.4%	9.3%
_______________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

By geographic area, the increase in revenues was mainly attributable to:
(i)an increase in the Americas of €39,634 thousand or +15.1% (+19.8% Organic), primarily attributable to (a) the increase in the DTC channel, reflecting the positive performance of existing stores across all brands, and (b) the expansion of the DTC store network across all brands with 10 net store openings (130 DTC stores at June 30, 2026 compared to 120 DTC stores at June 30, 2025);
(ii)an increase in the Greater China Region of €13,005 thousand or +5.8% (+6.8% Organic), driven primarily by the positive performance of the ZEGNA brand DTC channel, as well as higher revenues from the textile product line;
(iii)an increase in the Rest of APAC of €6,042 thousand or +5.4% (+13.6% Organic), driven by an increase in the DTC channel, in particular in Japan and South Korea, reflecting both domestic demand and higher spending from travelers, and
(iv)an increase in EMEA of €1,070 thousand or +0.3% (+1.5% Organic), primarily attributable to (a) the increase in the DTC channel, reflecting the positive performance of existing stores across all brands and including the positive performance in the Middle East despite the ongoing conflict in the region, partially offset by (b) negative performance in the wholesale channel across all brands and the textile product line.
For further details relating to the revenues of each of the Group’s operating segments, see “—Results by Segment” below.

Cost of sales

Cost of sales comprises costs directly related to the production, procurement and the supply of goods and services, including direct labor costs, costs for raw materials and components used to manufacture the Group’s products (primarily fibers and yarns of wool, silk, cotton, linen, cashmere and related fabrics, as well as leather and certain rare raw materials such a vicuña yarns), costs for semi-finished products, finished goods, consumables and outsourced manufacturing from third parties. Cost of sales also includes depreciation, amortization and impairment of assets, lease expenses, maintenance, write-downs of inventory, freight and duty, and other production-related costs, including manufacturing overhead.
The following table presents the cost of sales for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Cost of sales	(319,475)	(301,658)	(17,817)	(5.9%)
Cost of sales as % of revenues	(32.4%)	(32.5%)
Cost of sales for the six months ended June 30, 2026 amounted to €319,475 thousand, an increase of €17,817 thousand or +5.9%, compared to €301,658 thousand for the six months ended June 30, 2025. As a percentage of revenues, cost of sales remained substantially stable with an incidence of 32.4% and 32.5%, in the two periods respectively.
The increase in cost of sales was primarily attributable to (i) higher costs of sales primarily driven by increased sales volumes, reflecting growth in revenues during the period, (ii) higher provisions for slow-moving and obsolete inventories mainly in the Thom Browne segment, (iii) higher production costs for the textile business primarily driven by energy and raw materials, (iv) higher duties, which increased to €10,976 thousand in 2026 from €7,316 thousand in 2025, primarily due to higher purchase volumes and the impact of U.S. tariffs, and (v) a decrease in government grants relating to research and development costs for product innovation activities in Italy under the National Recovery and Resilience Plan, which were €259 thousand in 2026 compared to €3,117 thousand in 2025.
Cost of sales for the six months ended June 30, 2026 included €1,068 thousand (zero for the six months ended June 30, 2025) relating to severance costs included as adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information, see “—Non-IFRS Financial Measures—Adjusted EBIT”.
Gross profit

The following table presents gross profit for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Gross profit	667,815	626,032	41,783	6.7%
Gross profit as % of revenues	67.6%	67.5%
Gross profit for the six months ended June 30, 2026 amounted to €667,815 thousand, an increase of €41,783 thousand or +6.7%, compared to €626,032 thousand for the six months ended June 30, 2025. As a percentage of revenues, gross profit was substantially stable with an incidence of 67.6% and 67.5%, in the two periods respectively.
The increase in gross profit was primarily driven by channel mix, with a higher proportion of DTC sales compared to wholesale sales. DTC sales, which have higher gross profit margins compared to wholesale sales, represented 86% of revenues from branded products for the six months ended June 30, 2026 compared to 82% for the six months ended June 30, 2025. These positive effects were partially offset by (i) higher provisions for slow-moving and obsolete inventories mainly in the Thom Browne segment, (ii) a lower gross profit margin for the textile business driven by higher production costs, primarily for energy and raw materials, (iii) higher duties, which increased to €10,976 thousand in 2026 from €7,316 thousand in 2025, primarily due to higher purchase volumes and the impact of U.S. tariffs, and (iv) a decrease in government grants relating to research and development costs for product innovation activities in Italy under the National Recovery and

Resilience Plan, which were €259 thousand in 2026 compared to €3,117 thousand in 2025. Additionally, the Group’s gross profit was adversely affected by foreign currency exchange rate movements during the period.
Selling, general and administrative expenses

Selling, general and administrative expenses primarily include costs for sales and administrative personnel, selling expenses, fees for corporate bodies, consultancies and accounting fees, royalties and amortization in relation to the TOM FORD FASHION license, and other administrative and general expenses, as well as lease expenses, depreciation, amortization and impairment of assets used for selling and administrative activities.
The following table presents selling, general and administrative expenses for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Selling, general and administrative expenses	(531,071)	(501,804)	(29,267)	(5.8%)
Selling, general and administrative expenses as % of revenues	(53.8%)	(54.1%)
Selling, general and administrative expenses for the six months ended June 30, 2026 amounted to €531,071 thousand, an increase of €29,267 thousand or +5.8%, compared to €501,804 thousand for the six months ended June 30, 2025. As a percentage of revenues, selling, general and administrative expenses decreased from 54.1% for the six months ended June 30, 2025 to 53.8% for the six months ended June 30, 2026.
The increase in selling, general and administrative expenses was primarily attributable to:
(i)higher variable costs associated with an increase in DTC revenues across all brands (DTC revenues increased by €84,745 thousand, or 12.1%), including variable lease costs, sales commissions and payment processing fees;
(ii)higher costs relating to long-term incentives to management of €6,173 thousand, reflecting costs of €4,631 thousand for the six months ended June 30, 2026 compared to a release of costs of €1,542 thousand for the six months ended June 30, 2025, and
(iii)higher investments for information technology and business transformation initiatives.
These increases were partially offset by:
(iv)lower impairment charges on stores of €4,721 thousand (€1,380 thousand recognized for the six months ended June 30, 2026 compared to €6,101 thousand for the six months ended June 30, 2025).
Selling, general and administrative expenses for the six months ended June 30, 2026 and 2025 included €4,848 thousand and €7,324 thousand, respectively, relating to adjusting items in the presentation of Adjusted EBIT as management considers these items not reflective of underlying operating activities. For additional information, see “—Non-IFRS Financial Measures—Adjusted EBIT”.

Marketing expenses

Marketing expenses primarily include costs related to advertising and marketing activities, including personnel costs and costs for advertising, communications, media and events, such as fashion shows, store windows and displays. Marketing expenses also include depreciation, amortization and impairment of assets used in advertising and marketing activities.
The following table presents marketing expenses for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Marketing expenses	(68,205)	(62,882)	(5,323)	(8.5%)
Marketing expenses as % of revenues	(6.9%)	(6.8%)
Marketing expenses for the six months ended June 30, 2026 amounted to €68,205 thousand, an increase of €5,323 thousand or +8.5%, compared to €62,882 thousand for the six months ended June 30, 2025. As a percentage of revenues, marketing expenses slightly increased to 6.9% versus 6.8%, in the two periods respectively.
The increase was mainly driven by continued investment in advertising, communications, events and client engagement initiatives across the Group’s brands, in line with each brand’s strategic priorities.
Below is a summary of the most significant initiatives during the period for each of the Group’s three brands.
ZEGNA brand
In the first six months of 2026, ZEGNA brand continued to build on its legacy focusing on a selected number of meaningful initiatives. In January during Milan Men’s Fashion Week ZEGNA presented its Fall/Winter 2026 collection and unveiled A Family Closet, a project inspired by the stories, memories and values passed down through generations of the Zegna family. In June, the Brand introduced La Villeggiatura, with a fashion show in Los Angeles presenting its Spring/Summer 2027 collection, along with a VILLA ZEGNA, an invitation-only destination where the brand’s VIP clients are offered the opportunity to purchase personalized and exclusive products during a limited-time experience. The brand also confirmed its longstanding commitment to contemporary art through ZEGNART, including the sponsorship of the Italian Pavilion at the Biennale di Venezia and the continued global partnership with Art Basel international fairs.

Thom Browne

In the first six months of 2026, Thom Browne focused on selected marketing activities, including the presentation of its Fall/Winter 2026 collections with a runway show during Super Bowl week in San Francisco. The brand further enhanced its visibility at the 2026 Met Gala and, in June, presented its Spring/Summer 2027 collections with its first-ever show at the Milan Fashion Week. In March, the brand launched a collaboration with ASICS, supported by a series of events and dedicated activations worldwide.

TOM FORD FASHION
In March 2026, TOM FORD FASHION presented its Fall/Winter 2026 collections with a runway show at the Pavillon Vendôme during Paris Fashion Week, alongside with activities connected with important global events such as the Met Gala and the Cannes Film Festival and with selected marketing campaigns, events and client engagement initiatives.

Financial income and financial expenses

Financial income and financial expenses include the effects of fair value changes on liabilities relating to put options owned by non-controlling interests in the Group’s investments in Thom Browne, Inc. and Gruppo Dondi S.p.A., as well as income and expenses relating to the Group’s financial assets and liabilities, including interest and the costs of hedging transactions.
The following table presents financial income and financial expenses for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Financial income	9,373	21,207	(11,834)	(55.8%)
Financial expenses	(28,989)	(25,408)	3,581	14.1%
Net financial expenses	(19,616)	(4,201)	15,415	n.m.(*)

Financial income as a % of revenues	0.9%	2.3%
Financial expenses as % of revenues	(2.9%)	(2.7%)
Net financial expenses as a % of revenues	(2.0%)	(0.4%)
_____________________________________
(*) Throughout this section “n.m.” means not meaningful.

Net financial expenses amounted to €19,616 thousand for the six months ended June 30, 2026, an increase of €15,415 thousand, compared to net financial expenses of €4,201 thousand for the six months ended June 30, 2025.
The increase in net financial expenses was primarily attributable to (i) a negative impact of €14,582 thousand from the fair value remeasurement of liabilities for put options held by non-controlling interests, primarily driven by Thom Browne non-controlling interests, which generated a loss of €1,056 thousand in 2026 compared to a gain of €13,835 thousand in 2025, (ii) an increase of €3,558 thousand in interest and financial charges for lease liabilities driven by the extension of several existing leases and the expansion of the leased store network and a resulting increase in the related lease liabilities, and (iii) lower net gains on securities held by the Group of €1,530 thousand, reflecting financial market performance (net gains of €2,431 thousand in 2026 compared to net gains of €3,961 thousand in 2025). These net cost increases were partially offset by (iv) higher net gains from hedging operations of €2,317 thousand primarily relating to foreign currency exposures to the U.S. Dollar and Chinese Renminbi; and (v) a decrease of €2,102 thousand in interest expenses on bank loans and overdrafts, driven by lower average borrowings.
Foreign exchange (losses)/gains

Foreign exchange (losses)/gains include realized losses and gains on exchange differences, as well as the foreign exchange impact on the non-controlling interest put option liability relating to the Thom Browne group, which is denominated in U.S. Dollars.
The following table presents foreign exchange (losses)/gains for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Foreign exchange (losses)/gains	(3,082)	10,214	(13,296)	(130.2%)
Foreign exchange (losses)/gains as a % of revenues	(0.3%)	1.1%

Foreign exchange losses for the six months ended June 30, 2026 amounted to €3,082 thousand, a change of €13,296 thousand compared to foreign exchange gains of €10,214 thousand for the six months ended June 30, 2025.
The increase in foreign exchange losses was primarily attributable to unfavorable foreign exchange impacts of €17,252 thousand relating to the Thom Browne non-controlling interest put option liability, reflecting unrealized foreign currency losses of €2,821 thousand in 2026, compared to unrealized foreign currency gains of €14,431 thousand in 2025. This was partially offset by a favorable foreign exchange impact of €3,837 thousand relating to securities held by the Group, reflecting foreign exchange gains of €1,209 thousand in 2026 compared to foreign exchange losses of €2,628 thousand in 2025.
Result from investments accounted for using the equity method

Result from investments accounted for using the equity method includes the Group’s share of income and loss related to our investments in associates and joint arrangements accounted for using the equity method.
The following table presents the result from investments accounted for using the equity method for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Result from investments accounted for using the equity method	644	659	(15)	(2.3%)
Result from investments accounted for using the equity method as % of revenues	0.1%	0.1%

Result from investments accounted for using the equity method for the six months ended June 30, 2026 amounted to a profit of €644 thousand, compared to €659 thousand for the six months ended June 30, 2025. Higher contributions from Norda Run Inc. and Luigi Fedeli e Figlio S.r.l. were substantially offset by a lower contribution from Filati Biagioli Modesto S.p.A.
Income taxes

Income taxes include the current taxes on the results of the Group’s operations and any changes in deferred income taxes.
The following table presents income taxes for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		(Increase)/Decrease
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Income taxes	(18,052)	(20,116)	2,064	10.3%
Income taxes as % of revenues	(1.8%)	(2.2%)

Income taxes for the six months ended June 30, 2026 and 2025 amounted to €18,052 thousand and €20,116 thousand, respectively, and the effective tax rate for the six months ended June 30, 2026 and 2025 was 38.8% and 29.6%, respectively. The increase in the effective tax rate was primarily attributable to non-deductible costs of €3,877 thousand in the current year relating to the remeasurement of the liability for put options held by non-controlling interests in Thom Browne (including the effects of both fair value changes and foreign exchange impact), compared to non-taxable income of €28,266 thousand in the prior-year period.

Results by Segment
The following tables set forth revenues (before intersegment eliminations), Adjusted EBIT and Adjusted EBIT Margin by segment for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%	Organic
Revenues
Zegna	724,265	660,319	63,946	9.7%	11.9%
Thom Browne	123,106	129,462	(6,356)	(4.9%)	(0.3%)
Tom Ford Fashion	156,817	152,715	4,102	2.7%	6.4%
Intersegment eliminations	(16,898)	(14,806)	(2,092)	n.m.(*)	n.m.
Total revenues	987,290	927,690	59,600	6.4%	9.3%
______________________________________
(*) Throughout this section “n.m.” means not meaningful.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Adjusted EBIT
Zegna	106,921	94,390	12,531	13.3%
Thom Browne	(8,318)	4,482	(12,800)	n.m.
Tom Ford Fashion	(12,118)	(19,430)	7,312	37.6%
Corporate	(12,022)	(10,673)	(1,349)	(12.6%)
Intersegment eliminations	(8)	(99)	91	91.9%
Total Adjusted EBIT	74,455	68,670	5,785	8.4%

Adjusted EBIT Margin
Zegna	14.8%	14.3%
Thom Browne	(6.8%)	3.5%
Tom Ford Fashion	(7.7%)	(12.7%)
Total Adjusted EBIT Margin	7.5%	7.4%
For additional information relating to Adjusted EBIT and Adjusted EBIT Margin, which are non-IFRS financial measures, see “—Non-IFRS Financial Measures—Adjusted EBIT and Adjusted EBIT Margin”.
The following is a discussion of revenues, Adjusted EBIT and Adjusted EBIT Margin for each segment for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025.
Zegna segment
The following table presents revenues, Adjusted EBIT and Adjusted EBIT Margin of the Zegna segment for the six months ended June 30, 2026 and 2025 (before intersegment eliminations). The revenues and Adjusted EBIT of the Zegna segment were adversely impacted by foreign currency exchange rate movements during the six months ended June 30, 2026, primarily reflecting the appreciation of the Euro against the U.S. Dollar.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Revenues (before intersegment eliminations)	724,265	660,319	63,946	9.7%
Adjusted EBIT	106,921	94,390	12,531	13.3%
Adjusted EBIT Margin	14.8%	14.3%

Revenues
Revenues (before intersegment eliminations) for the Zegna segment for the six months ended June 30, 2026 amounted to €724,265 thousand, an increase of €63,946 thousand or +9.7% (+11.9% Organic), compared to €660,319 thousand for the six months ended June 30, 2025.
The increase in revenues for the Zegna segment was primarily attributable to:
(i)an increase in the ZEGNA brand DTC channel of €68,755 thousand or +13.6% (+16.3% Organic), reflecting the positive performance of existing stores across all regions and in particular, the Americas and EMEA, including the positive performance in the Middle East, as well as the continued demand for the brand’s collections and our Su Misura (Made-to-Measure) offerings. The brand also benefited from marketing and client value management (CVM) initiatives during the period, including VILLA ZEGNA and ZEGNA Suite. At June 30, 2026 the ZEGNA brand DTC network comprised 279 stores, compared to 286 stores at June 30, 2025, with 7 net store closures, primarily in the Greater China Region, EMEA and Rest of APAC;
partially offset by:
(ii)a decrease in ZEGNA brand wholesale revenues of €4,591 thousand or -7.0% (-4.5% Organic), primarily reflecting the decision to limit the distribution of iconic products in order to preserve their exclusivity.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Zegna segment amounted to €106,921 thousand for the six months ended June 30, 2026, an increase of €12,531 thousand or +13.3%, compared to €94,390 thousand for the six months ended June 30, 2025. Adjusted EBIT Margin was 14.8% and 14.3%, respectively.
The increase in Adjusted EBIT for the Zegna segment was primarily attributable to:
(i)higher revenues of €63,946 thousand as further described above; and
(ii)an improved gross profit margin driven by a higher proportion of DTC sales, which have higher gross profit margins compared to wholesale, and an improved sell through percentage on seasonal collections, partially mitigated by a decrease in government grants relating to research and development costs for product innovation activities in Italy under the National Recovery and Resilience Plan, which were €259 thousand in 2026 compared to €3,117 thousand in 2025;
partially offset by:
(iii)higher variable costs associated with an increase in DTC sales, including variable lease costs, sales commissions and payment processing fees;
(iv)higher marketing expenses driven by continued investment in advertising, communications, events and client engagement initiatives, in line with the brand’s strategic priorities,
(v)higher investments for information technology and business transformation initiatives, and
(vi)a lower contribution from the textile business primarily driven by higher production costs for energy and raw materials.
Thom Browne segment
The following table presents revenues, Adjusted EBIT and Adjusted EBIT Margin of the Thom Browne segment for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 (before intersegment eliminations). The revenues and Adjusted EBIT of the Thom Browne segment were adversely impacted by foreign currency exchange rate movements during the six months ended June 30, 2026, primarily reflecting the appreciation of the Euro against the Japanese Yen, the South Korean Won and the U.S. Dollar.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Revenues (before intersegment eliminations)	123,106	129,462	(6,356)	(4.9%)
Adjusted EBIT	(8,318)	4,482	(12,800)	n.m.
Adjusted EBIT Margin	(6.8%)	3.5%

Revenues

Revenues (before intersegment eliminations) for the Thom Browne segment for the six months ended June 30, 2026 amounted to €123,106 thousand, a decrease of €6,356 thousand or -4.9% (-0.3% Organic), compared to €129,462 thousand for the six months ended June 30, 2025.
The decrease in revenues (before intersegment eliminations) for the Thom Browne segment was primarily attributable to:
(i)a decrease in Thom Browne wholesale revenues of €16,106 thousand or -44.1% (-43.6% Organic), primarily reflecting management’s strategic decision, since 2024, to prioritize the DTC channel while streamlining the wholesale business, as well as the impact of converting a store in Hong Kong from wholesale to DTC during the period;
partially offset by:
(ii)an increase in the Thom Browne DTC channel of €10,058 thousand or +10.9% (+18.0% Organic), driven by the continued expansion of the DTC store network with 8 net store openings (128 DTC stores at June 30, 2026 compared to 120 DTC stores at June 30, 2025, including the conversion of a store in Hong Kong from wholesale to DTC during the period), and the positive performance of existing stores, as well as the launch in March 2026 of a new footwear collaboration with ASICS, a leading Japanese sportswear brand.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Thom Browne segment amounted to €(8,318) thousand for the six months ended June 30, 2026, a decrease of €12,800 thousand, compared to €4,482 thousand for the six months ended June 30, 2025. Adjusted EBIT Margin was -6.8% and 3.5%, respectively.
The decrease in Adjusted EBIT for the Thom Browne segment was primarily attributable to:
(i)lower revenues of €6,356 thousand as further described above;
(ii)a lower gross profit margin driven by an increase in provisions for slow-moving and obsolete inventories primarily relating to seasonal products, despite a favorable channel mix;
(iii)higher costs relating to long-term incentives to management of €4,854 thousand (a cost of €388 thousand in 2026 compared to a release of €4,466 thousand in 2025); and
(iv)higher allowances for doubtful accounts in connection with the ongoing streamlining of the wholesale business.
Tom Ford Fashion segment
The following table presents revenues, Adjusted EBIT and Adjusted EBIT Margin of the Tom Ford Fashion segment for the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 (before intersegment eliminations). The revenues and Adjusted EBIT of the Tom Ford Fashion segment were adversely impacted by foreign currency exchange rate movements during the six months ended June 30, 2026, primarily reflecting the appreciation of the Euro against the U.S. Dollar.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands, except percentages)	2026	2025	2026 vs 2025	%
Revenues (before intersegment eliminations)	156,817	152,715	4,102	2.7%
Adjusted EBIT	(12,118)	(19,430)	7,312	37.6%
Adjusted EBIT Margin	(7.7%)	(12.7%)

Revenues

Revenues (before intersegment eliminations) for the Tom Ford Fashion segment for the six months ended June 30, 2026 amounted to €156,817 thousand, an increase of €4,102 thousand or +2.7% (+6.4% Organic), compared to €152,715 thousand for the six months ended June 30, 2025.
The increase in revenues for the Tom Ford Fashion segment was primarily attributable to:
(i)an increase in TOM FORD FASHION DTC channel of €5,932 thousand or +5.9% (+11.3% Organic), reflecting the positive performance of existing stores across all regions and in particular in the Americas and Rest of APAC. At June 30, 2026 the TOM FORD FASHION DTC network comprised 67 stores, compared to 66 DTC stores at June 30, 2025;
partially offset by:
(ii)a decrease in TOM FORD FASHION wholesale revenues of €1,830 thousand or -3.5% (-2.8% Organic), primarily reflecting our strategic decision to strengthen direct control over distribution, as well as fewer deliveries to the Middle East due to the impact of the ongoing conflict in the region.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT for the Tom Ford Fashion segment amounted to €(12,118) thousand for the six months ended June 30, 2026, a lower loss of €7,312 thousand, compared to €(19,430) thousand for the six months ended June 30, 2025. Adjusted EBIT Margin was -7.7% and -12.7%, respectively.
The lower loss in Adjusted EBIT for the Tom Ford Fashion segment was primarily attributable to:
(i)higher revenues of €4,102 thousand as further described above;
(ii)an improved gross profit margin driven by a higher proportion of DTC sales, which have higher gross profit margins compared to wholesale, and reduced markdown sales in line with the brand’s strategy, and
(iii)lower costs for prototype and sample products following the elevated design and development activities undertaken under the new design leadership in the prior period;
partially offset by:
(iv)higher variable costs associated with an increase in DTC sales, including variable lease costs, sales commissions and payment processing fees.

Liquidity and Capital Resources
Overview
The Group’s principal sources of liquidity are cash flows from operations, borrowings available under bank credit lines and other forms of indebtedness, as well as available cash and cash equivalents. Liquidity is required to meet the Group’s obligations and to fund its business. Short‑term liquidity is primarily used to fund ongoing operating requirements, including the purchase of raw materials, consumables and goods for production, personnel costs, and other operating expenses. In addition to its general working capital and operational needs, the Group uses cash for the following purposes: (i) capital expenditures to support its existing and future commercial network and production facilities, as well as for information technology infrastructure, (ii) principal and interest payments under its financial obligations, (iii) acquisitions, and (iv) returns of capital to shareholders, primarily through dividends, although the Group may also return capital to shareholders through share repurchases or other corporate activities. Capital expenditures are primarily related to the opening of new stores and the renovation of existing stores, investments in production facilities to support new technologies and evolving operational needs, and upgrades to information technology systems.
The Group believes its cash generation, together with its available liquidity, will be sufficient to meet its short-term and long-term liquidity requirements, including its financial obligations, operating needs, and planned capital expenditures, for the foreseeable future.
Cash Flows
Six months ended June 30, 2026 compared to the six months ended June 30, 2025
The following table summarizes the cash flows from or used in operating, investing and financing activities for each of the six months ended June 30, 2026 and 2025. For additional information relating to the Group’s cash flows, see the semi-annual condensed consolidated cash flow statement and accompanying notes within the semi-annual condensed consolidated financial statements included elsewhere in this document.

	For the six months ended June 30,		Increase/(Decrease)
(€ thousands)	2026	2025	2026 vs 2025
Net cash flows from operating activities	157,827	105,714	52,113
Net cash flows used in investing activities	(56,639)	(50,044)	(6,595)
Net cash flows used in financing activities	(97,542)	(105,542)	8,000
Effects of exchange rate changes on cash and cash equivalents	2,948	(9,362)	12,310
Net increase/(decrease) in cash and cash equivalents	6,594	(59,234)	65,828
Cash and cash equivalents at the beginning of the period	220,121	219,130	991
Cash and cash equivalents at the end of the period	226,715	159,896	66,819

Net cash flows from operating activities
Net cash flows from operating activities amounted to €157,827 thousand for the six months ended June 30, 2026 compared to €105,714 thousand for the six months ended June 30, 2025. The increase in cash generated of €52,113 thousand was primarily attributable to the combined effects of:
(i)€24,325 thousand from a positive change in cash flows from other operating assets and liabilities (cash used of €28,303 thousand in the first half of 2026 compared to €52,628 thousand in the first half of 2025), mainly driven by the collection of VAT receivables;
(ii)an increase in profit excluding non-cash items of €20,748 thousand (€238,102 thousand in the first half of 2026 compared to €217,354 thousand in the first half of 2025); and
(iii)€7,650 thousand from a positive change in cash flows used for inventories, trade receivables and trade payables (cash absorbed of €9,985 thousand in the first half of 2026 compared to €17,635 thousand in the first half of 2025).

Net cash flows used in investing activities
Net cash flows used in investing activities amounted to €56,639 thousand for the six months ended June 30, 2026 compared to €50,044 thousand for the six months ended June 30, 2025. The increase in cash used of €6,595 thousand was primarily attributable to the combined effects of:
(i)higher payments for acquisitions of current financial assets and derivative instruments of €11,358 thousand (€15,608 thousand in the first half of 2026 compared to €4,250 thousand in the first half of 2025);
(ii)higher payments for investments in capital expenditure for property, plant and equipment and intangible assets of €10,033 thousand (€63,991 thousand in the first half of 2026 compared to €53,958 thousand in the first half of 2025). For additional information relating to the Group’s capital expenditures, see “—Liquidity and Capital Resources—Capital Expenditure”;
(iii)higher net cash used for non-current financial assets of €2,676 thousand (net cash used of €2,929 thousand in the first half of 2026 compared to net cash used of €253 thousand in the first half of 2025), and
(iv)payments of €1,133 thousand for the acquisition of the ZEGNA business in Qatar, which was completed in December 2025;
partially offset by:
(i)higher proceeds from disposals of current financial assets and derivative instruments of €16,450 thousand (proceeds of €27,022 thousand in the first half of 2026 compared to proceeds of €10,572 thousand in the first half of 2025);
(ii)lower payments related to right-of-use assets of €1,800 thousand (zero in the first half of 2026 compared to €1,800 thousand in the first half of 2025, which were made to enter lease agreements), and
(iii)lower cash used to acquire investments accounted for using the equity method of €355 thousand (zero in the first half of 2026 compared to €355 thousand in the first half of 2025 in relation to Filati Biagioli Modesto S.p.A. to increase the Group’s percentage interest in the company from 45% to 48.5%).

Net cash flows used in financing activities
Net cash flows used in financing activities amounted to €97,542 thousand for the six months ended June 30, 2026 compared to €105,542 thousand for the six months ended June 30, 2025. The decrease in cash used of €8,000 thousand was primarily attributable to the combined effects of:
(i)payments of €4,673 thousand made in the first half of 2025 (and not repeated in 2026) for deferred consideration relating to the 2023 acquisition of the Thom Browne business in South Korea;
(ii)lower net repayments of borrowings of €4,127 thousand (net repayments of €22,447 thousand in the first half of 2026 compared to €26,574 thousand in the first half of 2025), and
(iii)lower dividends paid to non-controlling interest of €449 thousand (€1,254 thousand in the first half of 2026 compared to €1,703 thousand in the first half of 2025);
partially offset by:
(i)higher payments of lease liabilities of €1,568 thousand (€74,633 thousand in the first half of 2026 compared to €73,065 thousand in the first half of 2025).

Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.
The following table presents a breakdown of capital expenditure by category for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
(€ thousands)	2026	2025
Payments for property, plant and equipment	48,887	42,051
Payments for intangible assets	15,104	11,907
Capital expenditure	63,991	53,958
Capital expenditure as % of revenues	6.5%	5.8%

Capital expenditure for the six months ended June 30, 2026 and 2025 was €63,991 thousand and €53,958 thousand, respectively.
The Group’s most significant capital expenditure related to investments in our store network (new store openings, store renewals or relocations, remodeling or franchising contributions), which amounted to €32 million and €35 million for the six months ended June 30, 2026 and 2025, respectively, and primarily related to the Zegna segment. Other relevant investments for the periods presented mainly related to (i) production activities for €18 million and €6 million for the six months ended June 30, 2026, and 2025, respectively, including investments for the new luxury footwear and leather goods production facility in Sala Baganza (Parma, Italy), and (ii) information technology for €9 million and €7 million for the six months ended June 30, 2026 and 2025, respectively, primarily for intangible assets to support digital and business transformation projects.
Store network
The following table presents capital expenditure to develop our store network split by segment.

	For the six months ended June 30,
(€ millions)	2026	2025
Zegna	20	18
Thom Browne	3	11
Tom Ford Fashion	9	6
Capital expenditure related to the store network	32	35
Zegna segment
The main new store openings in the Zegna segment are presented below:
•in the first half of 2026:
◦EMEA - Capri (Italy), Berlin KaDeWe (Germany), Riyadh Kingdom Centre (Saudi Arabia);
◦Americas - Scottsdale (United States);
◦Greater China Region - Shenzhen Bay MixC, Changchun MixC (China);
◦Rest of APAC - Tokyo Ikebukuro Seibu (Japan);

•in the first half of 2025:
◦EMEA - Porto Cervo (Italy), Dubai Mall Level Shoes (UAE) and Riyadh Solitaire (Saudi Arabia).

Thom Browne segment
The main new store openings in the Thom Browne segment are presented below:
•in the first half of 2026:
◦Americas - Chicago Plaza del Lago (United States), Vancouver Oakridge (Canada);
◦Greater China Region - Hong Kong Harbour City (conversion from wholesale to DTC);
•in the first half of 2025:
◦Americas - Los Angeles Melrose Place, Palm Beach and New York Madison Avenue;
◦EMEA - London Selfridges (UK);
◦Rest of APAC - Tokyo Ginza (Japan).

Tom Ford Fashion segment
The main new store openings in the Tom Ford Fashion segment are presented below:
•in the first half of 2026:
◦EMEA - London Harrods Woman (UK);
◦Americas - two directly-operated corners at Palacio de Hierro in Mexico (Polanco-Mexico City and Monterrey);
◦Rest of APAC - Tokyo Ikebukuro Seibu (Japan);
•in the first half of 2025:
◦EMEA - Puerto Banus (Spain);
◦Greater China Region - Hong Kong Pacific Place;
◦Rest of APAC - Osaka Takashimaya (Japan).

Net Financial Indebtedness/(Cash Surplus)
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets and securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position). Net Financial Indebtedness/(Cash Surplus) is a non-IFRS financial measure. See “—Non-IFRS Financial Measures” for important information relating to non-IFRS financial measures.
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful in monitoring the Group’s net liquidity position and available financial resources, and assists management, investors and analysts in analyzing and comparing the Group’s financial position and financial resources with those of other companies.
The following table presents the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2026 and December 31, 2025.

(€ thousands)	At June 30, 2026	At December 31, 2025
Non-current borrowings	128,144	162,123
Current borrowings	96,653	84,066
Derivative financial instruments — Liabilities	19,441	4,576
Total borrowings and derivative financial instrument liabilities	244,238	250,765
Cash and cash equivalents	(226,715)	(220,121)
Derivative financial instruments — Assets	(9,261)	(7,055)
Other current financial assets (Securities)	(67,843)	(75,682)
Total cash and cash equivalents, derivative financial instrument assets and securities	(303,819)	(302,858)
Net Financial Indebtedness/(Cash Surplus)	(59,581)	(52,093)

Net Financial Indebtedness/(Cash Surplus) amounted to €(59,581) thousand at June 30, 2026, an increase of €(7,488) thousand, compared to €(52,093) thousand at December 31, 2025, primarily reflecting the combined effects of (i) positive Free Cash Flow of €19,203 thousand, and (ii) favorable foreign exchange effects on cash and cash equivalents of €2,948 thousand, partially offset by (iii) a negative change in the fair value of derivative financial instruments of €12,659 thousand, which primarily relate to hedging operations of foreign currency exposures, (iv) dividends paid to non-controlling interests of €1,254 thousand, and (v) a net impact of €338 thousand relating to the business in Qatar (€1,133 thousand for the acquisition of the business net of proceeds of €795 thousand from a capital contribution received from non-controlling interests).
For additional information relating to the change in cash and cash equivalents, see “—Cash Flows.” For additional information relating to Free Cash Flow, which is a non-IFRS financial measure, see “—Non-IFRS Financial Measures—Free Cash Flow.”
The main components of Net Financial Indebtedness/(Cash Surplus) are further explained below.
Borrowings
The Group enters into and manages debt facilities centrally in order to satisfy the short and medium-term needs of each of its subsidiaries with an aim of maximizing efficiency and cost-effectiveness. The Group enters into and maintains bilateral committed credit lines with a diversified pool of lenders for a total amount that is considered consistent with the Group’s overall needs and to ensure adequate liquidity is available at any time to satisfy and comply with all of its financial obligations and commitments, as well as guarantee a suitable level of operational flexibility for any expansion programs.
The key interest rate terms of the Group’s borrowings and the amount outstanding at June 30, 2026 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (%)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.76% - 5.35%	10,501	4,435	4,036	2,030	—	—
Variable	0.82% - 3.01% (1)	214,296	92,218	25,076	69,660	27,342	—
At June 30, 2026		224,797	96,653	29,112	71,690	27,342	—
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

The key interest rate terms of the Group’s borrowings and the amount outstanding at December 31, 2025 are presented in the tables below based on their maturity dates.

(€ thousands, except percentages)	Interest rates (%)	Amount	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Beyond 4 years
Fixed	0.75% - 2.95%	12,776	4,693	4,031	4,052	—	—
Variable	0.78% - 2.01%(1)	233,413	79,373	94,655	54,683	4,702	—
At December 31, 2025		246,189	84,066	98,686	58,735	4,702	—
________________________________________
(1)Represents the spread over the variable component of the interest rate, which is generally based on Euribor.

At June 30, 2026, the Group had committed revolving lines amounting to an aggregate of €335 million with maturities ranging between 2 to 4 years (€335 million at December 31, 2025 with maturities ranging between 3 to 5 years). The lines were undrawn at June 30, 2026 and December 31, 2025. Certain of these committed revolving lines have interest rates linked to the following two important Environment, Social and Governance (“ESG”) targets previously disclosed by the Group: (i) at least 50% of top priority raw materials are traced to their geography of origin and from lower-impact sources by 2026, and (ii) 100% of the electricity is from renewable sources in Europe and the United States by 2024, a target that was achieved by the Group. As these lines were undrawn, the achievement of the target had a limited impact on interest rates. These lines amounted to €190 million at June 30, 2026 (€190 million at December 31, 2025).
For additional information, see Note 15 — Borrowings to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
Debt covenants
Certain of the Group’s borrowings and revolving credit lines are subject to financial covenants requiring the Group to maintain a ratio of Net Financial Indebtedness to adjusted EBITDA equal or lower than 3.0x (calculated on an annual basis based on a definition of adjusted EBITDA specified in the related agreements, which may differ from the similarly named non-IFRS financial measure included elsewhere in this Semi-Annual Report), as well as negative pledges, pari passu, cross-default and change of control clauses. Failure to comply with these covenants may require the Group to fully repay the outstanding amounts on demand. At December 31, 2025 (the last covenant date), the Group had Net Financial Indebtedness/(Cash Surplus) of €(52,093) thousand, resulting in a ratio of Net Financial Indebtedness to adjusted EBITDA of (0.24)x, and therefore the Group was in compliance with the covenants.
Derivative financial instruments
The Group enters into certain derivative contracts in the course of its risk management activities, primarily to hedge the interest rate risk on its bank debt and the currency risk on sales made in currencies other than the Euro. The Group only enters into these contracts for hedging purposes as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 — Financial Instruments (“IFRS 9”) are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The interest rate and currency derivatives used by the Group are over the counter (“OTC”) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as interest rate curves, foreign exchange rates, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement). Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
For additional information relating to derivative financial instruments, see Note 12 — Derivative financial instruments to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this Semi-Annual Report.
Cash and cash equivalents
The table below presents the breakdown of the Group’s cash and cash equivalents at June 30, 2026 and December 31, 2025.

			Increase/(Decrease)
(€ thousands, except percentages)	At June 30, 2026	At December 31, 2025	June 30, 2026 vs December 31, 2025	%
Cash on hand	1,951	1,667	284	17.0%
Bank balances	224,764	218,454	6,310	2.9%
Cash and cash equivalents	226,715	220,121	6,594	3.0%

The Group may be subject to restrictions which limit its ability to use cash. In particular, cash held in China is subject to certain repatriation restrictions and may only be repatriated as dividends. The Group does not believe that such transfer restrictions have any adverse impacts on its ability to meet liquidity requirements. Cash held in China at June 30, 2026 amounted to €41,409 thousand (€27,668 thousand at December 31, 2025).

Other current financial assets (Securities)
The table below presents the breakdown of the Group’s securities included within Net Financial Indebtedness/(Cash Surplus), which are recorded within other current financial assets, at June 30, 2026 and December 31, 2025.

			Increase/(Decrease)
(€ thousands, except percentages)	At June 30, 2026	At December 31, 2025	June 30, 2026 vs December 31, 2025	%
Fair value through profit or loss
Private equity	22,156	21,565	591	2.7%
Hedge funds	11,627	11,370	257	2.3%
Private debt	10,978	11,720	(742)	(6.3%)
Real estate funds	10,856	10,005	851	8.5%
Money market funds	5,210	10,713	(5,503)	(51.4%)
Equity	3,424	3,262	162	5.0%
Total fair value through profit or loss	64,251	68,635	(4,384)	(6.4%)
Fair value through other comprehensive income/(loss)
Fixed income	490	3,896	(3,406)	(87.4%)
Floating income	3,102	3,151	(49)	(1.6%)
Total fair value through other comprehensive income/(loss)	3,592	7,047	(3,455)	(49.0%)
Securities (recorded within other current financial assets)	67,843	75,682	(7,839)	(10.4%)
For additional information relating to the Group’s securities, see Note 13 — Other current financial assets to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this Semi-Annual Report.

Off-Balance Sheet Arrangements
As part of the acquisition of Tom Ford International in April 2023, the Group became a long-term licensee for all TOM FORD men’s and women’s fashion, as well as accessories and underwear, fine jewelry, childrenswear, textile, and home design products, for an initial term of 20 years, with an automatic renewal for an additional 10-year period subject to certain minimum performance conditions (the “TFF License”). As part of the TFF License, the Group is required to pay minimum annual guaranteed royalties during the first 10 years of the license term, through the end of 2032, of which the remaining amount (undiscounted) at June 30, 2026 was $162.5 million (€142.6 million). For the remainder of the TFF License term, the minimum annual royalties payable by the Group will be calculated based on a percentage of the net sales of the preceding annual period. The TFF License also requires the Group to make minimum investments for marketing activities as a percentage of net sales of the licensed products, in accordance with customary market practices.

Non-IFRS Financial Measures
The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), Adjusted Profit, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (Constant Currency) and revenues on an organic growth basis (Organic or Organic Growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS Accounting Standards are set out below.
Adjusted EBIT and Adjusted EBIT Margin
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and gains, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, severance costs, impairment of stores and legal costs for trademark dispute.
Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.
The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of profit to Adjusted EBIT and the calculation of the Profit Margin and the Adjusted EBIT Margin for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
(€ thousands, except percentages)	2026	2025
Profit	28,433	47,902
Income taxes	18,052	20,116
Financial income	(9,373)	(21,207)
Financial expenses	28,989	25,408
Foreign exchange losses/(gains)	3,082	(10,214)
Result from investments accounted for using the equity method	(644)	(659)
Operating profit	68,539	61,346
Adjustments:
Severance costs (1)	3,679	903
Impairment of stores (2)	1,380	6,101
Legal costs for trademark dispute (3)	857	320
Adjusted EBIT	74,455	68,670

Revenues	987,290	927,690
Profit margin (Profit / Revenues)	2.9%	5.2%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	7.5%	7.4%

________________________________________
(1)Primarily relates to severance indemnities.
(2)The following table provides a breakdown for impairment of stores.

	For the six months ended June 30,
(€ thousands)	2026	2025
Right-of-use assets	838	4,046
Property, plant and equipment	538	2,016
Intangible assets	4	39
Total impairment of stores	1,380	6,101
(3)Relates to legal costs of €857 thousand and €320 thousand for the six months ended June 30, 2026 and 2025, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.

Adjusted EBITDA
Adjusted EBITDA is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and gains, depreciation, amortization and impairment of assets and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, severance costs and legal costs for trademark dispute.
The Group’s management uses Adjusted EBITDA to understand and evaluate the Group’s underlying operating performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of the Group’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. The Group’s management also believes that Adjusted EBITDA is useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBITDA provides useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of profit to Adjusted EBITDA for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
(€ thousands)	2026	2025
Profit	28,433	47,902
Income taxes	18,052	20,116
Financial income	(9,373)	(21,207)
Financial expenses	28,989	25,408
Foreign exchange losses/(gains)	3,082	(10,214)
Depreciation, amortization and impairment of assets	124,934	128,422
Result from investments accounted for using the equity method	(644)	(659)
Severance costs (1)	3,679	903
Legal costs for trademark dispute (2)	857	320
Adjusted EBITDA	198,009	190,991
________________________________________
(1)Primarily relates to severance indemnities.
(2)Relates to legal costs of €857 thousand and €320 thousand for the six months ended June 30, 2026 and 2025, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.

Adjusted Profit
Adjusted Profit is defined as profit adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, severance costs, impairment of stores and legal costs for trademark dispute, as well as the tax effects of the adjusting items.
The Group’s management uses Adjusted Profit to understand and evaluate the Group’s underlying performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of the Group’s underlying performance and allows management to view performance trends, perform analytical comparisons and benchmark performance between periods. The Group’s management also believes that Adjusted Profit is useful for investors and analysts to better understand how management assesses the Group’s underlying performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted Profit provides useful information to third party stakeholders in understanding and evaluating the Group’s results.
The following table presents a reconciliation of profit to Adjusted Profit for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
(€ thousands)	2026	2025
Profit	28,433	47,902
Severance costs (1)	3,679	903
Impairment of stores (2)	1,380	6,101
Legal costs for trademark dispute (3)	857	320
Tax effects on adjusting items (4)	(997)	(829)
Adjusted Profit	33,352	54,397
________________________________________
(1)Primarily relates to severance indemnities.
(2)The following table provides a breakdown for impairment of stores.

	For the six months ended June 30,
(€ thousands)	2026	2025
Right-of-use assets	838	4,046
Property, plant and equipment	538	2,016
Intangible assets	4	39
Total impairment of stores	1,380	6,101
(3)Relates to legal costs of €857 thousand and €320 thousand for the six months ended June 30, 2026 and 2025, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share are defined as basic earnings per share and diluted earnings per share adjusted for income and costs (net of related tax effects) which are significant in nature and that management considers not reflective of underlying activities, including, for one or all of the periods presented and as further described below, severance costs, impairment of stores and legal costs for trademark dispute, as well as the tax effects of the adjusting items and excluding the impact of non-controlling interests on the adjusting items.
The Group’s management uses Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share to understand and evaluate the Group’s underlying performance. The Group’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of its underlying performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods. Accordingly, management believes that Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.
The following table presents a reconciliation of profit to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
(€ thousands)	2026	2025
Profit	28,433	47,902
Severance costs (1)	3,679	903
Impairment of stores (2)	1,380	6,101
Legal costs for trademark dispute (3)	857	320
Tax effects on adjusting items (4)	(997)	(829)
Adjusted Profit	33,352	54,397
Impact of non-controlling interests (5)	5,373	4,849
Adjusted Profit attributable to shareholders of the Parent Company	27,979	49,548
Weighted average number of shares for basic earnings per share	268,454,497	253,023,790
Basic earnings per share in €	0.09	0.17
Adjusted Basic Earnings per Share in €	0.10	0.20
Weighted average number of shares for diluted earnings per share	270,241,658	255,528,012
Diluted earnings per share in €	0.09	0.17
Adjusted Diluted Earnings per Share in €	0.10	0.19
________________________________________
(1)Primarily relates to severance indemnities.
(2)The following table provides a breakdown for impairment of stores.

	For the six months ended June 30,
(€ thousands)	2026	2025
Right-of-use assets	838	4,046
Property, plant and equipment	538	2,016
Intangible assets	4	39
Total impairment of stores	1,380	6,101
(3)Relates to legal costs of €857 thousand and €320 thousand for the six months ended June 30, 2026 and 2025, respectively, in connection with a legal dispute between Adidas AG and Thom Browne, primarily in relation to the use of trademarks.
(4)Includes the tax effects of the aforementioned adjustments, calculated as the current and deferred tax effects of pre-tax items excluded from Adjusted Profit using the statutory tax rates related to the jurisdiction that was impacted by the adjustment, after considering if such items are deductible or taxable, the impact of any temporary differences and the ultimate recoverability of deferred tax assets, if applicable.
(5)Represents the profit attributable to non-controlling interests plus the impact of non-controlling interests on the adjusting items.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets and securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position).
The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2026 and at December 31, 2025.

(€ thousands)	At June 30, 2026	At December 31, 2025
Non-current borrowings	128,144	162,123
Current borrowings	96,653	84,066
Derivative financial instruments — Liabilities	19,441	4,576
Total borrowings and derivative financial instrument liabilities	244,238	250,765
Cash and cash equivalents	(226,715)	(220,121)
Derivative financial instruments — Assets	(9,261)	(7,055)
Other current financial assets (Securities)	(67,843)	(75,682)
Total cash and cash equivalents, derivative financial instrument assets and securities	(303,819)	(302,858)
Net Financial Indebtedness/(Cash Surplus)	(59,581)	(52,093)

For additional details relating to Net Financial Indebtedness/(Cash Surplus), see “—Liquidity and Capital Resources—Net Financial Indebtedness/(Cash Surplus)”.
Trade Working Capital
Trade Working Capital is defined as current assets less current liabilities adjusted for derivative financial instrument assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.
The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity and provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.
The following table presents the calculation of Trade Working Capital at June 30, 2026 and at December 31, 2025.

(€ thousands)	At June 30, 2026	At December 31, 2025
Current assets	1,198,742	1,190,213
Current liabilities	(816,428)	(750,392)
Working capital	382,314	439,821
Less:
Derivative financial instruments - Assets	9,261	7,055
Tax receivables	34,558	33,142
Other current financial assets	71,584	77,432
Other current assets	119,551	118,473
Cash and cash equivalents	226,715	220,121
Current borrowings	(96,653)	(84,066)
Current lease liabilities	(146,497)	(140,937)
Derivative financial instruments - Liabilities	(19,441)	(4,576)
Current provisions for risks and charges	(20,761)	(23,098)
Tax liabilities	(36,911)	(26,762)
Other current liabilities	(179,105)	(144,708)
Trade Working Capital	420,013	407,745
of which trade receivables	192,331	227,087
of which inventories	544,742	506,903
of which trade payables and customer advances	(317,060)	(326,245)
Trade Working Capital increased by €12,268 thousand from €407,745 thousand at December 31, 2025 to €420,013 thousand at June 30, 2026, driven by higher inventories of €37,839 thousand and lower trade payables of €9,185 thousand, partially offset by lower trade receivables of €34,756 thousand. The increase in inventories was primarily driven by foreign exchange impact, higher finished goods for the ZEGNA brand to support business growth and higher inventories for premium raw materials and fabrics to support current and future collections, particularly for the ZEGNA brand. The decrease in trade receivables was primarily driven by a reduction of the wholesale business, seasonality and improved collections of overdue receivables, partially offset by foreign exchange impact. The decrease in trade payables and customer advances was primarily driven by seasonality, partially offset by foreign exchange impact.
Free Cash Flow
Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets, right-of-use assets and lease liabilities.
The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to assess the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow should not be considered representative of residual cash flows available for discretionary purposes.
The following table presents the Free Cash Flow for the six months ended June 30, 2026, and 2025.

	For the six months ended June 30,
(€ thousands)	2026	2025
Net cash flows from operating activities	157,827	105,714
Payments for property, plant and equipment	(48,887)	(42,051)
Payments for intangible assets	(15,104)	(11,907)
Payments for right-of-use assets	—	(1,800)
Payments of lease liabilities	(74,633)	(73,065)
Free Cash Flow	19,203	(23,109)
For an explanation of the drivers in Free Cash Flow see “Liquidity and Capital Resources—Cash Flows” above.

Revenues on a constant currency basis (Constant Currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (Constant Currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate Constant Currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a Constant Currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a Constant Currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (Organic or Organic Growth)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (Organic or Organic Growth). Organic Growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange and (b) acquisitions and disposals.

In calculating Organic performance, the following adjustments are made to revenues:

(a)Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.

We believe the presentation of revenues on an Organic basis is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an Organic basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange and (b) acquisitions and disposals provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.
The tables below show a reconciliation of reported revenue performance to Constant Currency, excluding the effects of foreign exchange, and to Organic performance, which also excludes acquisitions and disposals, by segment, by brand and product line, by distribution channel and by geographic area for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 (H1 2026 vs H1 2025).

Segment

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Zegna	9.7%	(2.2%)	11.9%	—%	11.9%
Thom Browne	(4.9%)	(4.6%)	(0.3%)	—%	(0.3%)
Tom Ford Fashion	2.7%	(3.7%)	6.4%	—%	6.4%
Total	6.4%	(2.9%)	9.3%	—%	9.3%
Brand and product line

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
ZEGNA brand	11.2%	(2.7%)	13.9%	—%	13.9%
Thom Browne	(4.7%)	(4.6%)	(0.1%)	—%	(0.1%)
TOM FORD FASHION	2.7%	(3.7%)	6.4%	—%	6.4%
Textile	(0.1%)	0.2%	(0.3%)	—%	(0.3%)
Other (1)	(30.8%)	(0.5%)	(30.3%)	—%	(30.3%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Distribution channel

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
Direct to Consumer (DTC)
ZEGNA brand	13.6%	(2.8%)	16.4%	0.1%	16.3%
Thom Browne	10.9%	(7.1%)	18.0%	—%	18.0%
TOM FORD FASHION	5.9%	(5.4%)	11.3%	—%	11.3%
Total Direct to Consumer (DTC)	12.1%	(3.8%)	15.9%	0.1%	15.8%

Wholesale branded
ZEGNA brand	(7.0%)	(1.3%)	(5.7%)	(1.2%)	(4.5%)
Thom Browne	(44.1%)	(0.5%)	(43.6%)	—%	(43.6%)
TOM FORD FASHION	(3.5%)	(0.7%)	(2.8%)	—%	(2.8%)
Total Wholesale branded	(14.6%)	(0.8%)	(13.8%)	(0.5%)	(13.3%)
Textile	(0.1%)	0.2%	(0.3%)	—%	(0.3%)
Other (1)	(30.8%)	(0.5%)	(30.3%)	—%	(30.3%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Geographic area

	H1 2026 vs H1 2025
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	Organic
EMEA (1)	0.3%	(1.2%)	1.5%	—%	1.5%
Americas (2)	15.1%	(4.7%)	19.8%	—%	19.8%
Greater China Region	5.8%	(1.0%)	6.8%	—%	6.8%
Rest of APAC (3)	5.4%	(8.2%)	13.6%	—%	13.6%
Other (4)	(10.3%)	(1.3%)	(9.0%)	—%	(9.0%)
Total	6.4%	(2.9%)	9.3%	—%	9.3%
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

Qualitative and Quantitative Information on Financial Risks
The Group is exposed to several financial risks arising from its operations, including:
•financial market risks, primarily relating to foreign currency exchange rates, interest rates and commodity prices;
•liquidity risks relating to the availability of funds and access to credit, if required, and to financial instruments in general;
•credit risks relating to counterparties failing to repay amounts owed or meet contractual obligations.
These risks could significantly affect the Group’s financial position, results of operations and cash flows, and for this reason the Group identifies and monitors these risks in order to detect potential negative effects in advance and take the necessary actions to mitigate them, primarily through the Group’s operating and financing activities and if required, through the use of derivative financial instruments.
For a detailed description of the Group’s financial risk factors and financial risk management, see Note 35 — Qualitative and quantitative information on financial risks to the 2025 Annual Consolidated Financial Statements.
Recent Developments
See Note 22 — Subsequent events to the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

ERMENEGILDO ZEGNA N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2026 AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (UNAUDITED)

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT
for the six months ended June 30, 2026 and 2025
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2026	2025
Revenues	5	987,290	927,690
Cost of sales		(319,475)	(301,658)
Gross profit		667,815	626,032
Selling, general and administrative expenses		(531,071)	(501,804)
Marketing expenses		(68,205)	(62,882)
Operating profit		68,539	61,346
Financial income		9,373	21,207
Financial expenses		(28,989)	(25,408)
Foreign exchange (losses)/gains		(3,082)	10,214
Result from investments accounted for using the equity method		644	659
Profit before taxes		46,485	68,018
Income taxes	6	(18,052)	(20,116)
Profit		28,433	47,902
Attributable to:
Shareholders of the Parent Company		23,162	43,083
Non-controlling interests		5,271	4,819

Basic earnings per share in €	7	0.09	0.17
Diluted earnings per share in €	7	0.09	0.17
The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six months ended June 30, 2026 and 2025
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2026	2025
Profit		28,433	47,902
Other comprehensive income/(loss):
Items that will be subsequently reclassified to the statement of profit or loss:
Foreign currency exchange differences arising from the translation of foreign operations		23,238	(77,367)
Net (loss)/gain from cash flow hedges		(11,553)	29,020
Net loss from financial instruments measured at fair value		(48)	(50)
Items that will not be subsequently reclassified to the statement of profit or loss:
Net actuarial loss from defined benefit plans		(683)	(293)
Total other comprehensive income/(loss)	14	10,954	(48,690)
Total comprehensive income/(loss)		39,387	(788)
Attributable to:
Shareholders of the Parent Company		33,238	(2,382)
Non-controlling interests		6,149	1,594

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2026 and at December 31, 2025
(Unaudited)

(€ thousands)	Notes	At June 30, 2026	At December 31, 2025
Assets
Non-current assets
Intangible assets	9	562,130	554,086
Property, plant and equipment		231,039	211,244
Right-of-use assets	10	835,667	652,441
Investments accounted for using the equity method		24,735	24,181
Deferred tax assets		195,939	164,047
Other non-current financial assets		40,623	38,496
Total non-current assets		1,890,133	1,644,495
Current assets
Inventories	11	544,742	506,903
Trade receivables		192,331	227,087
Derivative financial instruments	12	9,261	7,055
Tax receivables		34,558	33,142
Other current financial assets	13	71,584	77,432
Other current assets		119,551	118,473
Cash and cash equivalents		226,715	220,121
Total current assets		1,198,742	1,190,213
Total assets		3,088,875	2,834,708
Liabilities and Equity
Equity attributable to shareholders of the Parent Company		1,037,670	1,031,011
Equity attributable to non-controlling interests		73,237	68,070
Total equity	14	1,110,907	1,099,081
Non-current liabilities
Non-current borrowings	15	128,144	162,123
Other non-current financial liabilities	16	109,688	105,632
Non-current lease liabilities	17	780,698	590,652
Non-current provisions for risks and charges		20,076	20,697
Employee benefits		32,598	30,100
Deferred tax liabilities		90,336	76,031
Total non-current liabilities		1,161,540	985,235
Current liabilities
Current borrowings	15	96,653	84,066
Current lease liabilities	17	146,497	140,937
Derivative financial instruments	12	19,441	4,576
Current provisions for risks and charges		20,761	23,098
Trade payables and customer advances		317,060	326,245
Tax liabilities		36,911	26,762
Other current liabilities		179,105	144,708
Total current liabilities		816,428	750,392
Total equity and liabilities		3,088,875	2,834,708

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2026 and 2025
(Unaudited)

		For the six months ended June 30,
(€ thousands)	Notes	2026	2025
Operating activities
Profit		28,433	47,902
Income taxes	6	18,052	20,116
Depreciation, amortization and impairment of assets	8	124,934	128,422
Financial income		(9,373)	(21,207)
Financial expenses		28,989	25,408
Foreign exchange losses/(gains)		3,082	(10,214)
Accruals to the provision for obsolete inventory		18,290	14,974
Accruals/(Releases) for other provisions		643	(5,963)
Result from investments accounted for using the equity method		(644)	(659)
Other non-cash expenses, net	21	25,696	18,575
Change in inventories		(45,374)	(26,689)
Change in trade receivables		39,266	26,533
Change in trade payables including customer advances		(3,877)	(17,479)
Change in other operating assets and liabilities	21	(28,303)	(52,628)
Interest paid		(20,564)	(20,653)
Income taxes paid		(21,423)	(20,724)
Net cash flows from operating activities		157,827	105,714
Investing activities
Payments for property, plant and equipment		(48,887)	(42,051)
Payments for intangible assets		(15,104)	(11,907)
Payments related to right-of-use assets		—	(1,800)
Proceeds from disposals of non-current financial assets		150	287
Payments for purchases of non-current financial assets		(3,079)	(540)
Proceeds from disposals of current financial assets and derivative instruments		27,022	10,572
Payments for acquisitions of current financial assets and derivative instruments		(15,608)	(4,250)
Business combinations, net of cash acquired		(1,133)	—
Acquisition of investments accounted for using the equity method		—	(355)
Net cash flows used in investing activities		(56,639)	(50,044)
Financing activities
Proceeds from borrowings	15	95,315	139,926
Repayments of borrowings	15	(117,762)	(166,500)
Repayments of other non-current financial liabilities	16	—	(110)
Payments of lease liabilities	17	(74,633)	(73,065)
Deferred payments for business combinations		—	(4,673)
Dividends paid to non-controlling interests		(1,254)	(1,703)
Contribution from non-controlling interests		795	583
Payments for acquisition of non-controlling interests		(3)	—
Net cash flows used in financing activities		(97,542)	(105,542)
Effects of exchange rate changes on cash and cash equivalents		2,948	(9,362)
Net increase/(decrease) in cash and cash equivalents		6,594	(59,234)
Cash and cash equivalents at the beginning of the period		220,121	219,130
Cash and cash equivalents at the end of the period		226,715	159,896

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2026 and 2025
(Unaudited)

			Legal reserves
(€ thousands)	Share capital	Share premium	Currency translation difference	Cash flow hedge reserve	Reserve for remeasure-ment of defined benefit plans	Financial assets at FVOCI reserve	Other legal reserves	Reserve for treasury shares	Other reserves	Retained earnings	Total equity attributable to shareholders of the Parent Company	Total equity attributable to non-controlling interests	Total equity
At December 31, 2024	9,154	782,587	21,282	(7,429)	2,742	55	18,974	(418,345)	(161,631)	668,731	916,120	66,767	982,887
Profit	—	—	—	—	—	—	—	—	—	43,083	43,083	4,819	47,902
Other comprehensive (loss)/income	—	—	(74,164)	29,038	(289)	(50)	—	—	—	—	(45,465)	(3,225)	(48,690)
Total comprehensive (loss)/income	—	—	(74,164)	29,038	(289)	(50)	—	—	—	43,083	(2,382)	1,594	(788)
Dividends to shareholders of the Parent Company	—	—	—	—	—	—	—	—	—	(30,491)	(30,491)	—	(30,491)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(1,859)	(1,859)
Share-based payments	—	—	—	—	—	—	—	—	2,099	—	2,099	—	2,099
Settlement of share-based payments	—	—	—	—	—	—	—	13,216	(15,887)	2,671	—	—	—
Other changes	—	—	—	—	—	—	—	—	4	—	4	583	587
At June 30, 2025	9,154	782,587	(52,882)	21,609	2,453	5	18,974	(405,129)	(175,415)	683,994	885,350	67,085	952,435

At December 31, 2025	9,154	782,587	(54,302)	3,593	2,603	(82)	19,343	(287,203)	(184,307)	739,625	1,031,011	68,070	1,099,081
Profit	—	—	—	—	—	—	—	—	—	23,162	23,162	5,271	28,433
Other comprehensive income/(loss)	—	—	22,401	(11,576)	(701)	(48)	—	—	—	—	10,076	878	10,954
Total comprehensive income/(loss)	—	—	22,401	(11,576)	(701)	(48)	—	—	—	23,162	33,238	6,149	39,387
Dividends to shareholders of the Parent Company	—	—	—	—	—	—	—	—	—	(32,267)	(32,267)	—	(32,267)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(1,350)	(1,350)
Share-based payments	—	—	—	—	—	—	—	—	5,264	—	5,264	—	5,264
Settlement of share-based payments	—	—	—	—	—	—	—	5,408	(5,887)	479	—	—	—
Other changes	—	—	—	—	—	—	—	—	427	(3)	424	368	792
At June 30, 2026	9,154	782,587	(31,901)	(7,983)	1,902	(130)	19,343	(281,795)	(184,503)	730,996	1,037,670	73,237	1,110,907

The accompanying notes are an integral part of these Semi-Annual Condensed Consolidated Financial Statements.

Ermenegildo Zegna N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
at June 30, 2026 and for the six months ended June 30, 2026 and 2025

1. General information
Ermenegildo Zegna N.V. (hereinafter referred to as the “Company” or the “Parent Company” and together with its consolidated subsidiaries, or any one or more of them, as the context may require, the “Ermenegildo Zegna Group” or the “Group”) is the holding company of the Group and is incorporated as a public company (naamloze vennootschap) under the laws of the Netherlands and its ordinary shares are listed on the New York Stock Exchange under the “ZGN” ticker. The Company is domiciled in Amsterdam, the Netherlands, and the Company’s registered office is Viale Roma 99/100, Valdilana (Biella), Italy.
The Ermenegildo Zegna Group is a global luxury player, with a leading position in the high-end menswear business, internationally recognized for its unique supply chain, the Filiera, made up of some of the finest Italian textile producers, fully integrated with the Group’s unique luxury manufacturing capabilities.
Legacy, Italian craftsmanship, quality and innovation are the key ingredients of its three complementary brands: ZEGNA, Thom Browne and TOM FORD FASHION. Through them, the Group’s reach expands to touch different communities, from the absolute iconic luxury, with its eponymous brand ZEGNA, to modern tailoring, with Thom Browne, to seductive luxury, with TOM FORD FASHION. Through its brands, the Group designs, produces, markets and distributes luxury menswear, footwear, leather goods and other accessories, luxury womenswear (under the Thom Browne and TOM FORD FASHION brands) and children’s clothing (under the Thom Browne brand). The three brands also have selected third-party license agreements for specific product categories. Thanks to its Filiera, the Group covers the entire value chain from the production of the finest raw materials - under the brands Lanificio Ermenegildo Zegna, Dondi, Bonotto, Tessitura di Novara, Tessitura Ubertino, as well as the minority-owned Filati Biagioli Modesto and Luigi Fedeli & Figlio - to the finished products realized in its luxury manufacturing facilities.
Seasonality
The luxury apparel market in which the Group operates is subject to seasonal fluctuations in sales.
In the DTC channel, sales tend to be higher in the last quarter of the year, driven by the holiday shopping season, as well as in January and February, in correspondence with the Chinese New Year celebrations. However, several other events may also affect retail sales, including adverse weather conditions or other macroeconomic and external events.
In the wholesale branded channel, sales are usually higher in the months of the year in which wholesale customers concentrate their purchases. For example, deliveries of seasonal goods to wholesale customers tend to concentrate from November to February for the Spring/Summer collection and from June to September for the Fall/Winter collection.
Operating costs, in contrast, do not generally experience significant seasonal fluctuations, although certain costs may increase in November and December due to higher sales-related expenses, including sales commissions and variable lease costs. In addition, marketing activities, such as events hosted or attended by the Group, may not occur evenly throughout the year or between reporting periods.
As a result of the foregoing, the financial results for interim periods may not be indicative of results for the entire fiscal year. Management expects such seasonal trends to continue.

2. Basis of preparation
Statement of compliance with IFRS
These Semi-Annual Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34 — Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union. There is no effect on these financial statements arising from differences between IFRS Accounting Standards® as issued by the IASB and those adopted by the European Union. These financial statements should be read in conjunction with the Group’s 2025 Annual Consolidated Financial Statements. The accounting policies applied are consistent with those used for the preparation of the 2025 Annual Consolidated Financial Statements, except as described in Note 3 — Summary of significant accounting policies.
These Semi-Annual Condensed Consolidated Financial Statements were approved and authorized for issue by the Board of Directors of Ermenegildo Zegna N.V. on September 2, 2026.
These Semi-Annual Condensed Consolidated Financial Statements include the semi-annual condensed consolidated statement of profit, the semi-annual condensed consolidated statement of comprehensive income, the semi-annual condensed consolidated statement of financial position, the semi-annual condensed consolidated cash flow statement, the semi-annual condensed consolidated statement of changes in equity and the accompanying condensed notes.
The Semi-Annual Condensed Consolidated Financial Statements are presented in Euro, which is the functional and presentation currency of the Company, and amounts are stated in thousands of Euros, unless otherwise indicated.
The Semi-Annual Condensed Consolidated Financial Statements have been prepared on a going concern basis and applying the historical cost method, modified as required for certain financial assets and liabilities (including derivative instruments), which are measured at fair value. Income and expenses are accounted for on an accrual basis.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the 2025 Annual Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group in preparing its consolidated financial statements. Impairment tests of non-current assets (including goodwill and brands with an indefinite useful life for which impairment tests are performed for the preparation of Group’s annual consolidated financial statements) are not performed for the preparation of the semi-annual condensed consolidated financial statements unless impairment indicators have been identified. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

Other information

The table below shows the exchange rates compared to the Euro of the main foreign currencies used by the Group.

	Average for the six months ended June 30, 2026	At June 30, 2026	At December 31, 2025	Average for the six months ended June 30, 2025	At June 30, 2025
U.S. Dollar	1.167	1.139	1.175	1.093	1.172
Swiss Franc	0.918	0.922	0.931	0.941	0.935
Chinese Renminbi	8.007	7.731	8.226	7.924	8.397
Pound Sterling	0.867	0.862	0.873	0.842	0.856
Hong Kong Dollar	9.127	8.935	9.146	8.517	9.200
Singapore Dollar	1.491	1.475	1.511	1.446	1.494
United Arab Emirates Dirham	4.284	4.184	4.315	4.013	4.304
Japanese Yen	184.459	185.080	184.090	162.120	169.170
South Korea Won	1,730.659	1,767.080	1,696.940	1,556.502	1,588.210

3. Summary of significant accounting policies
The accounting principles applied are consistent with those used for the preparation of the 2025 Annual Consolidated Financial Statements, except as otherwise stated below.

New amendments effective from January 1, 2026
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (“ESG”) targets), and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (“FVOCI”). The amendments were effective from January 1, 2026 and there was no impact to the Group from their adoption.
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of the IASB’s annual improvements project. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements, and IAS 7 — Statement of Cash Flows. The amendments were effective from January 1, 2026 and there was no impact to the Group from their adoption.
In December 2024, the IASB issued Amendments for nature-dependent electricity contracts which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. The amendments were effective from January 1, 2026 and there was no impact to the Group from their adoption.
In November 2025, the IASB issued Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 - Disclosures about Uncertainties in the Financial Statements — These amendments add to that guidance examples that illustrate how an entity applies the requirements in the Standards to report the effects of uncertainties in its financial statements. As accompanying materials to IFRS Accounting Standards, these illustrative examples do not have an effective date. However, companies are expected to implement any changes in their reporting on a timely basis. There were no impacts to the Group’s financial statements as a result of these illustrative examples.

New standards and amendments not yet effective
In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, primarily in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 — Presentation of Financial Statements, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 — Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 — Statement of Cash Flows and IAS 33 — Earnings Per Share. IFRS 18 introduces new requirements to: (i) present specified categories and defined subtotals in the statement of profit or loss; (ii) provide disclosures related to management-defined performance measures (MPMs) in the notes to the financial statements, and (iii) improve aggregation and disaggregation. The Group currently presents various non-IFRS financial measures (also referred to as alternative performance measures) to its investors that may meet the definition of a management-defined performance measure under IFRS 18, including Adjusted EBIT, Adjusted EBITDA and Adjusted Profit. The standard is effective on or after January 1, 2027 and the Group is evaluating the impacts from its adoption.
In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. In August 2025, the IASB issued amendments to IFRS 19 that will provide reduced disclosure requirements for new and amended IFRS Accounting Standards issued between February 2021 and May 2024 that were not considered when IFRS 19 was first issued. The standard and amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from their adoption.
In November 2025, the IASB issued Amendments for translation to a hyperinflationary presentation currency which amended IAS 21 — The Effects of Changes in Foreign Exchange Rates, to clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective on or after January 1, 2027. The Group does not expect any impact from their adoption.
Scope of consolidation
The following changes in the scope of consolidation of the Group occurred during the six months ended June 30, 2026:
•In April 2026, the Group acquired the remaining shares not previously owned in its subsidiaries E. Z. Thai Holding Ltd and The Italian Fashion Co. LTD (both incorporated in Thailand), increasing its ownership interest in both companies to 100% from 49% and 65%, respectively.
4. Segment reporting
The Group has determined the operating segments based on the reports reviewed by the Board of Directors, which is considered the Chief Operating Decision Maker (“CODM”) as defined under IFRS 8 — Operating Segments (“IFRS 8”), for the purposes of allocating resources and assessing the performance of the Group.

The Group is organized in three operating and reportable segments, based on a brand perspective, as described below:
•Zegna segment — Includes all activities related to the ZEGNA brand, the Textile and the Other product lines (the latter mainly relates to supply agreements with third-party fashion brands).
•Thom Browne segment — Includes all activities related to the Thom Browne brand.

•Tom Ford Fashion segment — Includes all activities related to the TOM FORD FASHION business.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the key profit measure used by the CODM to assess performance and allocate resources to the Group’s operating segments, as well as to analyze operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and gains, and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, severance costs, impairment of stores and legal costs for trademark dispute.
Transactions between segments are executed on commercial terms that are normal in the respective markets and primarily relate to intersegment sales.
No measures of assets or liabilities by segment are reported to the CODM and therefore such information is not presented.
The following tables summarize selected financial information by segment for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30, 2026
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intersegment Eliminations	Group Consolidated
Revenues with third parties	707,367	123,106	156,817	—	—	987,290
Intersegment revenues	16,898	—	—	—	(16,898)	—
Revenues	724,265	123,106	156,817	—	(16,898)	987,290

Profit before taxes						46,485
Financial income						(9,373)
Financial expenses						28,989
Foreign exchange losses						3,082
Result from investments accounted for using the equity method						(644)
Operating profit						68,539
Adjustments:
Severance costs (1)	2,855	439	385	—	—	3,679
Impairment of stores (2)	782	30	568	—	—	1,380
Legal costs for trademark dispute (3)	—	857	—	—	—	857
Adjusted EBIT	106,921	(8,318)	(12,118)	(12,022)	(8)	74,455

Depreciation and amortization	(81,618)	(13,933)	(20,698)	(7,305)	—	(123,554)
________________________________________
(1)Primarily relates to severance indemnities, of which €2,611 thousand and €1,068 thousand are recorded within “selling, general and administrative expenses” and “cost of sales” in the semi-annual condensed consolidated statement of profit, respectively.
(2)Impairment of stores includes (i) €838 thousand related to right-of-use assets, (ii) €538 thousand related to property, plant and equipment and (iii) €4 thousand related to intangible assets. These amounts are recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(3)Relates to legal costs of €857 thousand in connection with defending a legal dispute initiated by Adidas AG alleging that Thom Browne infringed on its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.

	For the six months ended June 30, 2025
(€ thousands)	Zegna	Thom Browne	Tom Ford Fashion	Corporate	Intersegment Eliminations	Group Consolidated
Revenues with third parties	645,821	129,154	152,715	—	—	927,690
Intersegment revenues	14,498	308	—	—	(14,806)	—
Revenues	660,319	129,462	152,715	—	(14,806)	927,690

Profit before taxes						68,018
Financial income						(21,207)
Financial expenses						25,408
Foreign exchange gains						(10,214)
Result from investments accounted for using the equity method						(659)
Operating profit						61,346
Adjustments:
Impairment of stores (1)	1,652	203	4,246	—	—	6,101
Severance costs (2)	677	—	226	—	—	903
Legal costs for trademark dispute (3)	—	320	—	—	—	320
Adjusted EBIT	94,390	4,482	(19,430)	(10,673)	(99)	68,670

Depreciation and amortization	(85,469)	(15,144)	(21,666)	(42)	—	(122,321)
________________________________________
(1)Impairment of stores includes (i) €4,046 thousand related to right-of-use assets, (ii) €2,016 thousand related to property, plant and equipment and (iii) €39 thousand related to intangible assets. These amounts are recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(2)Primarily relates to severance indemnities. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
(3)Relates to legal costs of €320 thousand in connection with defending a legal dispute initiated by Adidas AG alleging that Thom Browne infringed on its intellectual property rights. This amount is recorded within “selling, general and administrative expenses” in the semi-annual condensed consolidated statement of profit.
The following table summarizes non-current assets (other than financial instruments and deferred tax assets) by geography at June 30, 2026 and at December 31, 2025.

(€ thousands)	At June 30, 2026	At December 31, 2025
EMEA (1)	617,000	516,202
of which Italy	353,674	302,941
Americas (2)	858,862	748,996
of which United States	827,511	720,968
Greater China Region	91,278	85,907
Rest of APAC (3)	86,431	90,847
Total non-current assets (other than financial instruments and deferred tax assets)	1,653,571	1,441,952
______________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.

Non-current assets (other than financial instruments and deferred tax assets) in the Netherlands, the Company’s country of domicile, amounted to €4,027 thousand and €2,383 thousand at June 30, 2026 and at December 31, 2025, respectively.

5. Revenues
The Group generates revenues primarily from the sale of its products and services, as well as from royalties received from third parties and licensees. Revenues are recognized net of returns and discounts.
The following table provides a breakdown of revenues by brand and product line:

	For the six months ended June 30,
(€ thousands)	2026	2025
ZEGNA brand	634,573	570,409
Thom Browne	123,106	129,154
TOM FORD FASHION	156,817	152,715
Textile	67,012	67,061
Other (1)	5,782	8,351
Total revenues	987,290	927,690
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by distribution channel:

	For the six months ended June 30,
(€ thousands)	2026	2025
Direct to Consumer (DTC)
ZEGNA brand	573,256	504,501
Thom Browne	102,697	92,639
TOM FORD FASHION	106,827	100,895
Total Direct to Consumer (DTC)	782,780	698,035

Wholesale branded
ZEGNA brand	61,317	65,908
Thom Browne	20,409	36,515
TOM FORD FASHION	49,990	51,820
Total Wholesale branded	131,716	154,243
Textile	67,012	67,061
Other (1)	5,782	8,351
Total revenues	987,290	927,690
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

The following table provides a breakdown of revenues by geographic area:

	For the six months ended June 30,
(€ thousands)	2026	2025
EMEA (1)	329,978	328,908
of which Italy	99,929	110,666
Americas (2)	302,348	262,714
of which United States	257,976	225,966
Greater China Region	236,106	223,101
Rest of APAC (3)	117,550	111,508
Other (4)	1,308	1,459
Total revenues	987,290	927,690
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.

(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €6,847 thousand and €5,560 thousand for the six months ended June 30, 2026 and 2025, respectively.

6. Income taxes
The following table provides a breakdown for income taxes:

	For the six months ended June 30,
(€ thousands)	2026	2025
Current taxes	(25,497)	(26,459)
Deferred taxes	7,445	6,343
Income taxes	(18,052)	(20,116)
Income taxes for the six months ended June 30, 2026 and 2025 amounted to €18,052 thousand and €20,116 thousand, respectively, of which €16,409 thousand and €18,826 thousand, respectively, related to general corporate income taxes in Italy (the Italian Corporate Income Tax (“IRES”)) and other countries in which the Group operates, and €1,643 thousand and €1,290 thousand, respectively, related to the Italian Regional Income Tax (“IRAP”), which is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, the cost of fixed term employees, credit losses and any interest included in lease payments. For each of the six months ended June 30, 2026 and 2025, the applicable IRAP rate was 5.6% for the Parent Company and 3.9% for the other Italian entities of the Group.
The effective tax rate for the six months ended June 30, 2026 and 2025 was 38.8% and 29.6%, respectively. The increase in the effective tax rate was primarily attributable to non-deductible costs of €3,877 thousand in the current year relating to the remeasurement of the liability for put options held by non-controlling interests in Thom Browne, compared to non-taxable income of €28,266 thousand in the prior-year period.
The Pillar Two legislative tax framework introduced by the Organisation for Economic Co-operation and Development (“OECD”), which aims to ensure large multinational corporations pay a minimum level of tax on the income arising in each of the jurisdictions where they operate, has subsequently and progressively been enacted into local tax legislation in many countries around the world. Considering that the Group’s ultimate parent Company is tax resident in Italy and the Italian tax authorities have enacted new tax legislation to implement the Pillar Two framework, the global minimum top-up tax must be applied with respect to all subsidiaries of the Group starting from January 1, 2024. The application of the Pillar Two tax rules has not had a material impact on the Group and has been limited to certain operations abroad where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective tax rate is below 15 percent.

7. Earnings per share
Basic and diluted earnings per share are calculated as the ratio of net profit or loss attributable to shareholders of the Parent Company by the weighted average number of outstanding shares (basic and diluted) of the Company.
The following table summarizes the amounts used to calculate basic and diluted earnings per share.

	For the six months ended June 30,
(€ thousands)	2026	2025
Profit attributable to shareholders of the Parent Company	23,162	43,083

Weighted average number of shares for basic earnings per share	268,454,497	253,023,790
Adjustments for calculation of diluted earnings per share:
Long-term incentive awards (1)	1,119,582	1,571,887
Former CEO share awards (2)	473,440	751,622
Non-executive directors remuneration in shares (3)	194,139	180,713
Weighted average number of shares for diluted earnings per share	270,241,658	255,528,012

Basic earnings per share in €	0.09	0.17
Diluted earnings per share in €	0.09	0.17

For the six months ended June 30, 2026 and 2025, the diluted weighted average number of shares outstanding was increased to take into consideration the effect of potential ordinary shares relating to equity awards granted by the Group, to the extent to which they are dilutive. Potential ordinary shares are assumed to be converted into ordinary shares at the beginning of the period, except for new potential ordinary shares relating to awards granted during the period, which are considered to be converted from their grant date. The adjustments for the calculation of the weighted average number of shares for diluted earnings per share are further explained below. For additional information related to the Group’s equity incentive arrangements, see Note 20 — Share-based payments.
(1)Long-term incentive awards — Potential ordinary shares of the Company represented by performance share units (“PSUs”) and retention restricted share units (“RSUs”) granted to the Group’s senior management (the “Senior Management Team”) and other employees of the Group, which in the case of the PSUs are considered to be potential ordinary shares if the related performance conditions would have been met based on the Group’s performance up to the reporting date, and in the case of the RSUs are considered to be potential ordinary shares if the recipient was still employed by the Group at the reporting date.
(2)Former CEO share awards — Potential ordinary shares of the Company granted to the former Chairman and Chief Executive Officer of the Group (currently the Group Executive Chairman) in respect of his service up to December 31, 2025, arising from (i) PSUs granted to him, which are considered to be potential ordinary shares if the related performance conditions would have been met based on the Group’s performance up to the reporting date, and (ii) for the six months ended June 30, 2025 only, the exercise of share purchase rights for his 2024 fixed remuneration. This right was not subsequently exercised.
(3)Non-executive directors remuneration in shares — Potential ordinary shares of the Company granted to the non-executive directors for 50% of their annual base remuneration for services provided and which, under the related terms and conditions, will be delivered to the recipients in the second year subsequent to the year in which the services are provided.
8. Other information by nature
The following table provides a breakdown of depreciation and amortization and of personnel costs within the semi-annual condensed consolidated statement of profit:

	For the six months ended June 30,
(€ thousands)	2026		2025
	Depreciation and amortization	Personnel costs	Depreciation and amortization	Personnel costs
Cost of sales	(8,804)	(78,431)	(8,465)	(73,617)
Selling, general and administrative expenses	(113,067)	(201,791)	(112,326)	(186,045)
Marketing expenses	(1,683)	(7,310)	(1,530)	(6,432)
Total	(123,554)	(287,532)	(122,321)	(266,094)
At June 30, 2026 and June 30, 2025, the Group had 7,600 and 7,450 employees, respectively.

9. Intangible assets

The following table presents a breakdown for intangible assets.

(€ thousands)	Goodwill	Brand	Concessions, licenses, trademarks and patents	Software	Other intangible assets	Intangible assets in progress	Total
Historical cost at December 31, 2025	247,234	153,131	116,141	167,522	71,094	824	755,946
Additions	—	—	511	4,208	2,101	925	7,745
Disposals	—	—	(2)	—	(763)	—	(765)
Exchange differences	4,978	4,785	3,153	—	865	6	13,787
Other movements and reclassifications	—	—	1	52	125	(238)	(60)
Historical cost at June 30, 2026	252,212	157,916	119,804	171,782	73,422	1,517	776,653

Accumulated amortization at December 31, 2025	—	—	(27,970)	(110,082)	(63,808)	—	(201,860)
Amortization	—	—	(2,111)	(6,082)	(3,929)	—	(12,122)
Impairment	—	—	—	—	(4)	—	(4)
Disposals	—	—	1	—	713	—	714
Exchange differences	—	—	(463)	(22)	(766)	—	(1,251)
Accumulated amortization at June 30, 2026	—	—	(30,543)	(116,186)	(67,794)	—	(214,523)

Carrying amount at:
December 31, 2025	247,234	153,131	88,171	57,440	7,286	824	554,086
June 30, 2026	252,212	157,916	89,261	55,596	5,628	1,517	562,130

Thom Browne segment

Given the continued challenging conditions in the luxury sector and their impact on the performance of the Thom Browne segment, management conducted an impairment test at June 30, 2026. The Thom Browne segment included goodwill and the brand with an indefinite useful life amounting to €219,903 thousand and €157,916 thousand at June 30, 2026, respectively.

For the purposes of the impairment test, the recoverable amount was compared to the carrying amount. The recoverable amount was determined based on a value in use calculation, which used cash flow projections based on the most recent approved budget forecasts. A long-term growth rate was calculated and applied to project future cash flows after the initial forecast period. In assessing the value in use, the estimated future cash flows were discounted to their present value using a post-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the asset.

The main assumptions to calculate the recoverable amount of the Thom Browne segment were the following:

•Discount rate of 8.61%: The rate used to discount cash flows was calculated using the weighted average cost of capital (“WACC”) post tax. The WACC was calculated considering the parameters specific to the geographical areas: market risk premium and sovereign bond yield;

•EBITDA CAGR 2028 vs. 2025 of +50.3%: The EBITDA compound annual growth rate (CAGR) applied by management to calculate the expected future cash flows, and

•Terminal value growth rate of 2.75%: Determined using the perpetuity method at a long-term growth rate which represents the present value of all expected future cash flows at the last year of projection.

Sensitivity analysis

The following table presents the results of a sensitivity analysis performed to verify whether reasonably possible changes in the main assumptions used to determine the recoverable amount of the Thom Browne segment would significantly affect the results of the impairment test. Based on the sensitivities presented below, headroom would remain positive under all scenarios except for an adverse increase of 100 basis points in the WACC assumption.

		Existing assumptions			Sensitivity effects on headroom
(€ millions, except percentages and basis points)	Headroom	WACC (%)	EBITDA CAGR 2028 vs. 2025 (%)	Growth rate (%)	WACC +100 bps	EBITDA -500 bps	Growth rate -50 bps
Thom Browne segment	104	8.61%	50.3%	2.75%	(4)	47	50

10. Right-of-use assets
The following table provides a breakdown for right-of-use assets.

(€ thousands)	Land and buildings	Industrial and commercial equipment	Other right-of-use assets	Total
Historical cost at December 31, 2025	1,301,863	322	9,327	1,311,512
Additions	255,932	55	2,673	258,660
Disposals	(58,533)	—	(1,284)	(59,817)
Exchange differences	28,719	—	(4)	28,715
Historical cost at June 30, 2026	1,527,981	377	10,712	1,539,070

Accumulated amortization at December 31, 2025	(654,845)	(92)	(4,134)	(659,071)
Amortization	(81,791)	(42)	(1,380)	(83,213)
Impairment	(838)	—	—	(838)
Disposals	56,152	—	894	57,046
Exchange differences	(17,326)	—	(1)	(17,327)
Accumulated amortization at June 30, 2026	(698,648)	(134)	(4,621)	(703,403)

Carrying amount at:
December 31, 2025	647,018	230	5,193	652,441
June 30, 2026	829,333	243	6,091	835,667

The Group leases various retail stores, warehouses, equipment and vehicles. Lease contracts are typically made for fixed periods of 1 year to 15 years and may have extension options. Contracts may contain both lease and non-lease components. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Extension options in a range of 1 year to 10 years are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. Such extension options are exercisable only by the Group and not by the respective lessor. Other right-of-use assets mainly include vehicles.
Additions to right-of-use assets during the period were primarily attributable to the extension of certain lease agreements aimed at securing long-term presence in prime retail locations in the United States and Europe.
For the six months ended June 30, 2026, impairments of right-of-use assets were recognized for an amount of €838 thousand and primarily related to leased stores in Singapore that are part of the Tom Ford Fashion segment and in the United States and Germany that are part of the Zegna segment.

For the six months ended June 30, 2025, impairments of right-of-use assets were recognized for an amount of €4,046 thousand and primarily related to leased stores in the Greater China Region and Europe that are part of the Tom Ford Fashion segment, and to leased stores in the Greater China Region, Singapore and the United States that are part of the Zegna segment.

11. Inventories
The following table provides a breakdown for inventories (net of the provision for slow-moving and obsolete inventories).

(€ thousands)	At June 30, 2026	At December 31, 2025
Raw materials, ancillary materials and consumables	119,287	113,241
Work-in-progress and semi-finished products	54,027	49,898
Finished goods	371,428	343,764
Total inventories	544,742	506,903

The amount of provisions for slow-moving and obsolete inventories recognized for the six months ended June 30, 2026 and 2025 was €29,124 thousand and €24,937 thousand, respectively.
12. Derivative financial instruments
The Group enters into derivative contracts in the course of its risk management activities, primarily to hedge the currency risks associated with exchange rate fluctuations for sales that originate in currencies other than the Euro, as well as to hedge the interest rate risk on borrowings. The Company enters into these contracts for hedging purposes only as the Group’s financial management policy does not permit trading in financial instruments for speculative purposes. Derivative financial instruments meeting the hedge requirements of IFRS 9 are accounted for using hedge accounting. Changes in the fair value of derivative financial instruments not qualifying for hedge accounting are recognized in profit or loss in the relevant reporting period. The currency and interest rate derivatives used by the Company are over the counter (OTC) instruments, meaning those negotiated bilaterally with market counterparties, and the determination of their current value is based on valuation techniques that use input parameters (such as foreign exchange rates and interest rate curves, etc.) observable on the market (level 2 of the fair value hierarchy defined in IFRS 13 — Fair Value Measurement).
Derivatives are measured at fair value each reporting date by taking as a reference the applicable foreign currency exchange rates or the interest rates and yield curves observable at commonly quoted intervals.
The Group’s outstanding derivative instruments are presented below.

	At June 30, 2026			At December 31, 2025
(€ thousands)	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign currency exchange risk
Foreign currency derivatives	1,166,054	9,006	(18,580)	835,812	6,993	(4,315)
Interest rate risk
Interest rate swaps	80,925	255	(29)	81,295	62	(261)
Inflation rate swaps	5,775	—	(832)	—	—	—
Total derivatives instruments - Notional / Assets / (Liabilities)	1,252,754	9,261	(19,441)	917,107	7,055	(4,576)
At June 30, 2026 and December 31, 2025, derivative financial instruments mainly include foreign currency derivative contracts used by the Group to hedge the risks associated with fluctuations in the Euro/U.S. Dollar exchange rate for sales in U.S. Dollars and in the Euro/Chinese Renminbi exchange rate for sales in Chinese Renminbi.

13. Other current financial assets
The following table provides a breakdown for other current financial assets (see Note 18 — Fair value measurement for a breakdown of other current financial assets by fair value level).

(€ thousands)	At June 30, 2026	At December 31, 2025
Securities	67,843	75,682
Guarantee deposits	3,473	1,492
Financial receivables	268	258
Total other current financial assets	71,584	77,432

The following table provides a breakdown for securities.

(€ thousands)	At December 31, 2025	Investments	Disposals	Fair value adjustments	Realized gains/(losses)	Exchange rate gains/(losses)	At June 30, 2026
Fair value through profit or loss (FVPL)
Private equity	21,565	11	(697)	910	—	367	22,156
Hedge funds	11,370	—	(616)	784	62	27	11,627
Private debt	11,720	—	(949)	207	—	—	10,978
Real estate funds	10,005	1,361	(565)	(87)	—	142	10,856
Money market funds	10,713	14,163	(20,487)	83	65	673	5,210
Equity	3,262	—	(189)	351	—	—	3,424
Total FVPL	68,635	15,535	(23,503)	2,248	127	1,209	64,251

Fair value through other comprehensive income (FVOCI)
Fixed income	3,896	—	(3,400)	—	(6)	—	490
Floating income	3,151	—	—	(49)	—	—	3,102
Total FVOCI	7,047	—	(3,400)	(49)	(6)	—	3,592

Total securities	75,682	15,535	(26,903)	2,199	121	1,209	67,843

14. Shareholders’ equity
Share capital and share premium
At June 30, 2026 and December 31, 2025, the fully paid up share capital of the Company was €9,154 thousand, consisting of 302,704,726 ordinary shares and 154,981,350 special voting shares A, all with a nominal value of €0.02.
Each ordinary share confers the right to cast one vote. Holders of ordinary shares become entitled to special voting shares upon registering their ordinary shares in the loyalty register (thereby blocking such shares from trading on the NYSE) and maintaining them registered in such register for an uninterrupted period of time as prescribed by the articles of association of the Company. Ordinary shares carry the right to receive dividends and each ordinary share carries the right to repayment of capital in the event of dissolution and liquidation, with the remaining equity after all debts are satisfied for the benefit of the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Ordinary shares carry preemptive rights in proportion to the aggregate number of ordinary shares held upon the issuance of new ordinary shares or the granting of rights to subscribe for ordinary shares, subject to certain exceptions.

If ordinary shares have been registered in the loyalty register for an uninterrupted period of two years in the name of the same shareholder, such shares become eligible to receive Special Voting Shares A of the Company. The relevant shareholder will receive one Special Voting Share A of the Company per eligible ordinary share. Each of the Company Special Voting Share A of the Company will automatically be converted into a Special Voting Share B of the Company after holding a number of ordinary shares for an uninterrupted period of five years following the registration of such ordinary shares in the loyalty register, and each Special Voting Share B of the Company will automatically be converted into a Special Voting Share C of the Company after holding a number of ordinary shares for an uninterrupted period of ten years following the registration of such ordinary shares in the loyalty register. Each class of the Company Special Voting Shares will entitle the relevant holders to the following number of votes, in addition to the voting rights attached to each ordinary share: each Special Voting Share A of the Company confers the right to cast one vote, each Special Voting Share B of the Company confers the right to cast four votes and each Special Voting Share C of the Company confers the right to cast nine votes in the Company’s General Meeting. Holders of the Company’s Special Voting Shares will not receive any dividends in respect of the Special Voting Shares; however, the Company maintains a separate dividend reserve (which is recorded within other reserves in equity) for each class of the Special Voting Shares for the sole purpose of the allocation of the mandatory minimum profits that accrue to the Special Voting Shares.
The following table summarizes the changes in the share capital, share premium and number of ordinary shares and special voting shares of the Company for the six months ended June 30, 2026:

			Ordinary shares
	Share capital	Share premium	Outstanding	Held in treasury	Total	Special voting shares
	(€ thousand)		(# of shares)
At December 31, 2025	9,154	782,587	268,240,430	34,464,296	302,704,726	154,981,350
Ordinary shares delivered under share-based payments (1)	—	—	648,958	(648,958)	—	—
At June 30, 2026	9,154	782,587	268,889,388	33,815,338	302,704,726	154,981,350
________________________________________
(1)As a result of awards vesting under the Group’s equity incentive arrangements, the following ordinary shares, which were previously held in treasury, were delivered during the period:
(a)577,338 ordinary shares to the Senior Management Team (excluding the Group Executive Chairman) and other employees of the Group in relation to the 2022-2025 RSUs.
(b)71,620 ordinary shares to the non-executive directors of the Group for a portion of their annual base remuneration for services provided in 2024.
For additional information relating to the equity incentive arrangements of the Group, see Note 20 — Share-based payments.
Reserve for treasury shares
At June 30, 2026, the reserve for treasury shares amounted to €281,795 thousand (€287,203 thousand at December 31, 2025) and 33,815,338 ordinary shares were held in treasury (34,464,296 ordinary shares were held in treasury at December 31, 2025).

Other reserves
A breakdown of other reserves is presented below.

(€ thousands)	At June 30, 2026	At December 31, 2025
Share-based payments reserve	72,708	73,331
Non-controlling interests options reserve	(114,247)	(114,247)
Other	(142,964)	(143,391)
Other reserves	(184,503)	(184,307)

The non-controlling interests options reserve includes a reduction of equity attributable to shareholders of the Company resulting from the initial recognition of the financial liabilities at fair value (which are subsequently remeasured at the end of each period through the statement of profit and loss) relating to the put options held by non-controlling interests in Thom Browne group for €92,788 thousand at June 30, 2026 and at December 31, 2025 (originally recognized in 2018 and partially reclassified within other reserves in 2024 as a result of the first tranche of the put option being completely exercised) and Gruppo Dondi S.p.A. for €21,459 thousand at June 30, 2026 and at December 31, 2025 (originally recognized in 2019). For additional details relating to the Group’s written put options on non-controlling interests, see Note 16 — Other non-current financial liabilities.
Retained earnings
Retained earnings include the Group’s accumulated earnings, less dividends paid to equity holders and other changes, including the effects of the first-time adoption of IFRS Accounting Standards, which occurred on January 1, 2018.
At the annual general meeting of the shareholders held on June 26, 2026, the shareholders of the Company approved a dividend distribution of €0.12 per ordinary share, corresponding to a total dividend of €32 million. The dividend was paid on July 29, 2026 from the retained earnings reserve.
At the annual general meeting of the shareholders held on June 26, 2025, the shareholders of the Company approved a dividend distribution of €0.12 per ordinary share, corresponding to a total dividend of €30 million. The dividend was paid on July 29, 2025 from the retained earnings reserve.
15. Borrowings
The following table provides a breakdown for non-current and current borrowings.

(€ thousands)	Committed loans	Other borrowings	Total borrowings
At December 31, 2025	246,189	—	246,189
Repayments	(72,762)	(45,000)	(117,762)
Proceeds	49,881	45,434	95,315
Other	1,055	—	1,055
At June 30, 2026	224,363	434	224,797
of which:
Non-current	127,710	434	128,144
Current	96,653	—	96,653

The Group enters into interest rate swaps to hedge the risk of fluctuations in interest rates on its borrowings that bear floating rates of interest. The use of interest rate swaps is exclusively to hedge interest rate risks associated with monetary flows and not for speculative purposes.

The following table summarizes the Group’s financial liabilities at June 30, 2026 into relevant maturity groupings based on their contractual maturities (contractual undiscounted cash flows, including interest).

	Contractual cash flows at June 30, 2026					Carrying amount at June 30, 2026
(€ thousands)	Within 1 year	Between 1 and 2 years	Between 2 and 3 years	Beyond 3 years	Total contractual cash flows
Derivative financial instruments	18,610	—	—	831	19,441	19,441
Trade payables and customer advances	317,060	—	—	—	317,060	317,060
Borrowings	103,452	32,810	74,017	28,115	238,394	224,797
Lease liabilities	180,062	160,095	139,205	634,641	1,114,003	927,195
Other non-current financial liabilities	—	—	59,183	50,505	109,688	109,688
Total	619,184	192,905	272,405	714,092	1,798,586	1,598,181
16. Other non-current financial liabilities
The following table provides a breakdown for other non-current financial liabilities.

(€ thousands)	At June 30, 2026	At December 31, 2025
Written put options on non-controlling interests	109,688	105,632
of which Thom Browne option	94,172	90,295
of which Dondi option	15,516	15,337
Other non-current financial liabilities	109,688	105,632
Written put options on non-controlling interests
Thom Browne
The Group is party to an option agreement which provides Mr. Thom Browne with a put option giving him the right to sell to the Group his remaining 8% interest in Thom Browne Inc. not owned by the Group, in two remaining tranches. The exercise price of the option is established as the EBITDA of the Thom Browne group (as contractually defined) recorded in 2028 and 2030, multiplied by a given multiple (“TB Exercise Formula”). The financial liability arising from the obligation of the Group to purchase the non-controlling interest in the Thom Browne group is measured at the present value of the expected exercise amount, calculated through the TB Exercise Formula as per projections contained in the latest business plan, which cover the period from 2026 to 2028. The liability, which originally related to a 15% non-controlling interest, was initially recognized against equity for €162,066 thousand and it is remeasured at each reporting date in profit or loss based on the latest available information. In June 2021, the Group purchased an additional 5% of the Thom Browne group for a total consideration of €30,653 thousand, reducing the non-controlling interest to 10%.
During the first half of 2024, Mr. Thom Browne exercised the put option to sell to the Group an additional 2% of Thom Browne Inc. (based on the 2023 EBITDA of the Thom Browne group) for a consideration of €22,752 thousand, following which the Group owns 92% of the Thom Browne group. The Group derecognized a portion of the liability for the written put option on non-controlling interests in the amount of €22,752 thousand. Additionally, the equity attributable to non-controlling interests was reduced by €3,697 thousand with an offsetting increase to equity attributable to shareholders of the Parent Company and the put option liability relating to the remaining non-controlling interest was remeasured at its fair value.
At June 30, 2026, the put option liability (which relates to two tranches representing 5% and 3% of the non-controlling interests that are based on the 2028 and 2030 EBITDA of the Thom Browne group, respectively) amounted to €94,172 thousand and was classified as non-current (€90,295 thousand at December 31, 2025).

Dondi
The Group is party to an option agreement which provides the Dondi family with a put option giving them the right to sell to the Group the Dondi family’s remaining 35% interest in Dondi not owned by the Group, in two tranches in 2029 and 2034. The exercise price of the option is established as the EBITDA of Dondi at the exercise date multiplied by a given multiple, less its net indebtedness, less a given discount (“Dondi Exercise Formula”). The financial liability arising from the obligation is measured at the present value of the expected exercise amount, calculated through the Dondi Exercise Formula as per projections contained in the approved business plan. The remeasurement of the liability at each reporting date is recognized through profit or loss based on the latest available information. The liability related to this written put option at June 30, 2026 amounted to €15,516 thousand and was classified as non-current (€15,337 thousand at December 31, 2025).
17. Lease liabilities
The following table provides a breakdown for lease liabilities.

(€ thousands)	Lease liabilities
At December 31, 2025	731,589
Interest expense	17,094
Repayment of lease liabilities (including interest expense)	(91,727)
Additions due to new leases and store renewals	257,571
Decrease of lease liabilities due to store closures	(2,554)
Translation differences	15,222
At June 30, 2026	927,195
of which:
Non-current	780,698
Current	146,497

In certain countries, leases for stores entail the payment of both minimum amounts and variable amounts, especially for stores with lease payments indexed to revenue. As required by IFRS 16 — Leases, only the minimum fixed lease payments are capitalized as lease liabilities.
Additions during the period were primarily attributable to the extension of certain lease agreements aimed at securing long-term presence in prime retail locations in the United States and Europe.
For information relating to the contractual maturities of lease liabilities, see Note 15 — Borrowings.
18. Fair value measurement
The reported amounts of derivative instruments, whether assets or liabilities, reflect their fair value at the reporting date.
The carrying amounts of cash and cash equivalents, trade receivables and other financial assets, as adjusted for impairment where necessary as required by IFRS 9, approximate their estimated realizable value and their fair value. Lease liabilities are measured at their present value, while all other financial liabilities are measured at amortized cost, which approximates their fair value.
For units in investment funds, sensitivity analysis has not been calculated as the valuation is performed on the basis of the latest available net asset value (NAV).

Categories of financial assets and liabilities according to IFRS 7

The following table provides a breakdown for financial assets by category at June 30, 2026.

	At June 30, 2026
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	9,261	—	9,261	12	—	9,261	—
Cash and cash equivalents	—	—	226,715	226,715		—	226,715	—
Trade receivables	—	—	192,331	192,331		—	192,331	—
Other non-current financial assets	4,815	—	35,808	40,623		—	36,160	4,463
Other current financial assets	64,251	3,592	3,741	71,584	13	7,016	8,951	55,617
Financial assets	69,066	12,853	458,595	540,514		7,016	473,418	60,080

The following table provides an additional breakdown for other current financial assets at June 30, 2026.

	At June 30, 2026
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	22,156	—	—	22,156	—	—	22,156
Hedge funds	11,627	—	—	11,627	—	—	11,627
Private debt	10,978	—	—	10,978	—	—	10,978
Real estate funds	10,856	—	—	10,856	—	—	10,856
Money market funds and floating income	5,210	3,102	—	8,312	3,102	5,210	—
Guarantee deposits	—	—	3,473	3,473	—	3,473	—
Equity	3,424	—	—	3,424	3,424	—	—
Fixed income	—	490	—	490	490	—	—
Financial receivables	—	—	268	268	—	268	—
Total other current financial assets	64,251	3,592	3,741	71,584	7,016	8,951	55,617

The following table presents the changes in level 3 items for the six months ended June 30, 2026.

(€ thousands)	Fair value Level 3
At December 31, 2025	58,799
Investments	1,372
Disposals	(2,543)
Fair value adjustments	1,854
Realized gains	62
Exchange rate gains	536
At June 30, 2026	60,080

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available net asset value (NAV).

The following tables provide a breakdown of financial assets by category at December 31, 2025.

	At December 31, 2025
	Financial assets					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	7,055	—	7,055	12	—	7,055	—
Cash and cash equivalents	—	—	220,121	220,121		—	220,121	—
Trade receivables	—	—	227,087	227,087		—	227,087	—
Other non-current financial assets	4,886	—	33,610	38,496		—	34,073	4,423
Other current financial assets	68,635	7,047	1,750	77,432	13	10,309	12,747	54,376
Financial assets	73,521	14,102	482,568	570,191		10,309	501,083	58,799

The following table provides an additional breakdown for other current financial assets at December 31, 2025.

	At December 31, 2025
	Other current financial assets				Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	1	2	3
Private equity	21,565	—	—	21,565	—	—	21,565
Money market funds and floating income	10,713	3,151	—	13,864	3,151	10,713	—
Private debt	11,720	—	—	11,720	—	284	11,436
Hedge funds	11,370	—	—	11,370	—	—	11,370
Real estate funds	10,005	—	—	10,005	—	—	10,005
Fixed income	—	3,896	—	3,896	3,896	—	—
Equity	3,262	—	—	3,262	3,262	—	—
Guarantee deposits	—	—	1,492	1,492	—	1,492	—
Financial receivables	—	—	258	258	—	258	—
Total other current financial assets	68,635	7,047	1,750	77,432	10,309	12,747	54,376

The fair value of Level 2 items is mainly estimated on the basis of data provided by pricing services (non-active markets) and the fair value of Level 3 items is estimated on the basis of the last available NAV.
The following table provides a breakdown of financial liabilities by category at June 30, 2026.

	At June 30, 2026
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	19,441	—	19,441	12	—	19,441	—
Non-current borrowings	—	—	128,144	128,144	15	—	128,144	—
Current borrowings	—	—	96,653	96,653	15	—	96,653	—
Other non-current financial liabilities	109,688	—	—	109,688	16	—	109,688	—
Trade payables and customer advances	—	—	317,060	317,060		—	317,060	—
Lease liabilities – Current / Non-current	—	—	927,195	927,195	17	—	—	927,195
Financial liabilities	109,688	19,441	1,469,052	1,598,181		—	670,986	927,195

The following table provides a breakdown of financial liabilities by category at December 31, 2025.

	At December 31, 2025
	Financial liabilities					Fair value Level
(€ thousands)	FVPL	FVOCI	Amortized cost	Total	Note	1	2	3
Derivative financial instruments	—	4,576	—	4,576	12	—	4,576	—
Non-current borrowings	—	—	162,123	162,123	15	—	162,123	—
Current borrowings	—	—	84,066	84,066	15	—	84,066	—
Other non-current financial liabilities	105,632	—	—	105,632	16	—	105,632	—
Trade payables and customer advances	—	—	326,245	326,245		—	326,245	—
Lease liabilities – Current / Non-current	—	—	731,589	731,589	17	—	—	731,589
Financial liabilities	105,632	4,576	1,304,023	1,414,231		—	682,642	731,589

19. Related party transactions
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of the Group are all entities and individuals (and their close family members) capable of exercising control, joint control or significant influence over the Group and its subsidiaries, including the Group’s controlling shareholder, Monterubello s.s. (“Monterubello”), as well as other companies owned by Monterubello and its shareholders. Related parties also include the Group’s associates and joint arrangements, members of the Group’s Board of Directors and executives with strategic responsibilities, as well as their families and entities controlled by them.

The Group’s transactions with related parties are primarily of a commercial and/or financial nature and are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are further described below.
Transactions with associates
•The purchase of raw materials (primarily carded yarns) from Filati Biagioli Modesto.
•The purchase of finished products from Luigi Fedeli e Figlio S.r.l. and Norda Run Inc.
Transactions with Monterubello and companies controlled by Monterubello or its shareholders, the Company’s directors or the Senior Management Team
•The rental of properties from EZ Real Estate S.p.A. (“EZ Real Estate”) or its subsidiaries under lease agreements.
•The purchase of raw materials, primarily wool, from entities within the Schneider Group until December 31, 2025.
•The purchase of industrial services (primarily finishing of fabrics), from Finissaggio e Tintoria Ferraris S.p.A.
•The purchase of industrial services from Pettinatura di Verrone S.r.l.
•Licensing, marketing and other sustainability-related services from Oasi Zegna.
•Support to the activities of Fondazione Zegna, a charitable organization which provides an opportunity for charitable work on the part of the Zegna family and Group employees. Fondazione Zegna supports and funds projects in cooperation with non-profit organizations operating in various fields and different parts of the world.
•Put contracts entered into with Mr. Thom Browne as part of the Group’s investments in Thom Browne Inc. whereby the Group has been required to, and may in the future be required to, purchase all or a portion of the remaining non-controlling interests in Thom Browne Inc. For additional information relating to the Thom Browne put option, see Note 16 — Other non-current financial liabilities.
Transactions with other related parties connected to directors and shareholders
•Transactions with UBS Group AG and its subsidiaries (together referred to as the “UBS Group AG”) for borrowings, revolving credit lines and financial assets the Group holds (mainly cash and cash equivalents and other securities), as well as derivative contracts in the course of the Group’s risk management activities. UBS Group AG also provides certain financial guarantees to third parties on behalf of the Group. Following Mr. Sergio Ermotti’s appointment as Group Chief Executive Officer of UBS Group AG effective April 5, 2023, UBS Group AG and its subsidiaries qualify as related parties of the Group.

The following table summarizes transactions with related parties for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30, 2026						For the six months ended June 30, 2025
(€ thousands)	Revenues	Cost of sales	Selling, general and administra-tive expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange (losses)/gains	Revenues	Cost of sales	Selling, general and administra-tive expenses	Marketing expenses	Financial income/(expenses)	Foreign exchange (losses)/gains
Associates
Filati Biagioli Modesto S.p.A.	—	3,118	7	—	—	—	—	3,049	6	—	—	—
Other associates	—	1	—	—	—	—	10	—	1	—	—	—
Total associates	—	3,119	7	—	—	—	10	3,049	7	—	—	—
Companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
EZ Real Estate	1	1,326	2,321	1,102	(283)	—	9	1,287	1,874	1,027	(355)	—
Schneider Group	—	—	—	—	—	—	—	4,247	10	—	5	—
Alan Real Estate S.A.	—	911	1,803	—	(658)	1	—	878	1,796	—	(835)	—
Agnona S.r.l.	227	12	127	31	—	—	16	22	134	36	—	—
Other companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team (1)	49	2,436	212	2	1	1	5	2,306	434	—	1	—
Other related parties connected to directors and shareholders
UBS Group AG	—	—	699	—	84	(2,124)	—	—	515	—	122	2,296
Other	—	—	456	—	—	—	—	—	1,390	—	—	—
Total transactions with related parties	277	7,804	5,625	1,135	(856)	(2,122)	40	11,789	6,160	1,063	(1,062)	2,296
Total for the Group	987,290	319,475	531,071	68,205	(19,616)	(3,082)	927,690	301,658	501,804	62,882	(4,201)	10,214
________________________________________
(1)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A. and Pettinatura di Verrone S.r.l.

The following table summarizes assets and liabilities with related parties at June 30, 2026 and December 31, 2025:

	At June 30, 2026				At December 31, 2025
(€ thousands)	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Non-current assets	Current assets	Non-current liabilities	Current liabilities
Associates
Filati Biagioli Modesto S.p.A.	—	34	—	2,217	—	91	—	617
Total associates	—	34	—	2,217	—	91	—	617
Monterubello and Companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team
EZ Real Estate	31,503	3	25,420	7,035	34,723	619	28,577	7,036
Alan Real Estate S.A.	33,641	—	28,492	5,628	35,830	—	32,106	5,410
Schneider Group	—	—	—	—	—	3	—	2,508
Agnona S.r.l.	—	57	—	4	—	96	—	132
Other companies controlled by Monterubello or its shareholders, the Company’s directors or Senior Management Team (1)	307	104	—	1,578	329	114	—	1,441
Other related parties connected to directors and shareholders
UBS Group AG	9,499	15,373	9,251	888	1,616	10,185	667	2,489
Other	—	—	—	79	—	—	—	754
Total transactions with related parties	74,950	15,571	63,163	17,429	72,498	11,108	61,350	20,387
Total for the Group	1,890,133	1,198,742	1,161,540	816,428	1,644,495	1,190,213	985,235	750,392
________________________________________
(1)Includes transactions with Fondazione Zegna, Finissaggio e Tintoria Ferraris S.p.A., and Pettinatura di Verrone S.r.l.

20. Share-based payments
The Group has several equity incentive arrangements under which share-based payments have been awarded to the Senior Management Team and other employees of the Group, as well as to non-executive directors. The equity incentives primarily consist of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one ordinary share of the Company.

For the six months ended June 30, 2026 and 2025, the Company recognized €5,264 thousand and €2,099 thousand, respectively, as shared-based compensation expense and an increase to other reserves within equity in relation to the Group’s equity incentive plans.

In the first half of 2026, 577,338 2022-2025 RSUs vested following the continued service of the participants, and the same number of ordinary shares of the Company were delivered to members of the Senior Management Team and other employees of the Group. There are no remaining 2022-2025 RSU awards outstanding. During the period, 71,620 ordinary shares were also delivered to the non-executive directors of the Group for a portion of their annual base remuneration for services provided in 2024.
Executive Chairman 2026-2028 PSUs
In the first half of 2026, the Company awarded 402,704 PSUs (the “Executive Chairman 2026-2028 PSUs”) to the Executive Chairman, which vest at the end of 2028 based on the achievement of targets relating to: (i) the Company’s earnings per share achieved over the performance period from 2026 to 2028, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2028 compared to the end of 2025, and (iii) the total shareholder return of the Company’s ordinary shares over the performance period from 2026 to 2028 compared to a defined peer group, as well as the Executive Chairman’s continued service in any executive capacity within the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period.
2026-2028 PSUs
In the first half of 2026, the Company awarded 1,126,400 PSUs (the “2026-2028 PSUs”) to members of the Senior Management Team (excluding the Group Executive Chairman) and certain other employees of the Group, which vest at the end of 2028 based on the achievement of targets relating to: (i) the revenues and the Adjusted EBIT achieved over the performance period from 2026 to 2028, (ii) the change in the adjusted net financial indebtedness/(cash surplus) at the end of 2028 compared to the end of 2025, and (iii) the total shareholder return of the Company’s ordinary shares over the performance period from 2026 to 2028 compared to a defined peer group, as well as the recipient’s continued service to the Group at the date of vesting. Each of the performance targets will be measured and settled independently of the other targets and the total number of ordinary shares that will be delivered upon vesting depends on the level of achievement of the performance targets, as well as a multiplier that is based on the performance of certain environmental, social and governance indicators over the performance period.

The following table summarizes the preliminary fair value for accounting purposes at the measurement date and the key assumptions used in the valuation of the Executive Chairman 2026-2028 PSUs and the 2026-2028 PSUs.

	Executive Chairman 2026-2028 PSUs	2026-2028 PSUs
Fair value	€8.46 - €8.77	€10.08 - €12.28

Measurement date share price	€9.06	€11.47
Expected volatility based on the historical and implied volatility of a group of comparable companies	38.30%	36.40%
Dividend yield	1.06%	1.00%
Risk-free rate	3.57%	3.97%

2025-2028 RSUs
In the first half of 2026, the Company granted an additional 18,710 RSUs to certain employees of the Group that vest in tranches between 2026 and 2027, subject to the recipient’s continued service to the Group.

21. Notes to the semi-annual condensed consolidated cash flow statement
Operating activities
For the six months ended June 30, 2026 and 2025, other non-cash expenses/(income), net in the semi-annual condensed consolidated cash flow statement primarily include equity-settled share-based compensation and bonuses earned by the Senior Management Team and other employees of the Group that were not paid during the period, as well as provisions for risks and charges and allowances. The change in other operating assets and liabilities primarily relates to the cash impact of movements in employee benefit liabilities, tax receivables and liabilities, provisions for risks and charges, and other assets and liabilities.
Investing activities
Additions capitalized to property, plant and equipment for the six months ended June 30, 2026 and 2025 were €46,284 thousand and €38,721 thousand, respectively.
22. Subsequent events
The Group has evaluated subsequent events through September 2, 2026, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and there were no events to report.